SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: April, 2003	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______ .

Only the BCE Inc. Management’s Discussion and Analysis for the quarter ended March 31, 2003 and the BCE Inc. unaudited interim consolidated financial statements for the quarter ended March 31, 2003, included on pages 4 to 25 and 26 to 34 in the BCE Inc. 2003 First Quarter Shareholder Report filed with this Form 6-K, and the document entitled “Reconciliation of earnings reported in accordance with Canadian generally accepted accounting principles (“GAAP”) with United States GAAP”, filed with this Form 6-K, are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-10 (Registration No. 333-97069), Form F 3 (Registration No. 333-12130), Form S-8 (Registration No. 333-12780), Form S-8 (Registration No. 333-12802) and Form S-8 (Registration No. 333-12804). Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

(All figures are in Cdn$, unless otherwise indicated)

BCE REPORTS ITS FIRST QUARTER 2003 RESULTS

      EPS from Continuing Operations up 19%
      Comparable Revenue up 4.4%; Comparable EBITDA up 7.4%

Montréal (Québec), April 30, 2003 — For the first quarter of 2003, BCE Inc. (TSX, NYSE: BCE) reported earnings per share from continuing operations of $0.50 (total earnings applicable to common shares of $458 million), up 19% compared to $0.42 per common share (total earnings applicable to common shares of $342 million) last year.

On a comparable basis, excluding the impacts of the sale of Bell Canada’s directories business on November 29, 2002, and the May 30, 2002 CRTC Price Cap decision, BCE’s total revenue growth was 4.4% and total EBITDA(1) growth was 7.4%. Reported total revenue was $4.9 billion, an increase of 0.8% over last year, and reported EBITDA was $1.8 billion, up 0.7% over last year.

“Despite challenges in our industry, we delivered a reasonably balanced performance for the quarter,” said Michael Sabia, President and CEO of Bell Canada Enterprises. “While we continue to face pressures in certain areas of our business, we have achieved solid growth in others. We now have more than four million subscribers in our wireless operation and strong demand for DSL High-speed Internet grew our subscriber base by 39%.”

“We continue to execute on our plans to improve our productivity and tightly manage our capital expenditures,” concluded Mr. Sabia. “For the quarter, our operations delivered free cash flow (after CAPEX and dividends) of $236 million. With now close to $2 billion of consolidated cash, we are well positioned to reduce debt levels and strengthen our balance sheet.”

Operational Highlights

	Q1 2003	As at March 31, 2003
Cellular and PCS	70,000 net additions	3,989,000 subscribers
High-speed Internet (DSL)	96,000 net additions	1,206,000 subscribers
Bell ExpressVu (DTH)	13,000 net additions	1,317,000 subscribers
Bell Globemedia revenue	Up 7% to $335 million	-
Data revenue	Up 3% to $933 million	-
Productivity initiatives	$138 million	-
  Excluding the impacts of the sale of Bell Canada’s directories business and the Price Cap decision, EBITDA as a percentage of revenues was at 37.1% in the first quarter of 2003 compared to 36.5% for the same period last year.
  Excluding the impacts of the sale of Bell Canada’s directories business and the Price Cap decision, operating income (operating revenues less operating expenses, amortization expense and net benefits plan expense) increased by $75 million or 8.1% as a result of increased EBITDA partially offset by higher net benefit (pension) plans expense. Reported operating income decreased by $40 million to $1.0 billion.
  Earnings per share from continuing operations increased by 19% as a result of growth in operations and higher foreign exchange gains due to a strengthened Canadian dollar. Additionally, earnings per share for the first quarter of 2003 reflected the benefit of regaining 100% of Bell Canada’s earnings as well as shareholders’ dilution due to the issuance of new debt and equity in 2002 to partially finance BCE’s return to full ownership of Bell Canada.
  Free cash flow (after CAPEX and dividends) of $236 million for the first quarter of 2003 improved significantly from the negative $654 million from the same period last year. This resulted from reduced capital expenditures, increased cash from operations, and the impact of cash tax refunds of $237 million relating to utilized capital losses compared to taxes paid of $288 million mainly on capital gains last year.

Outlook

BCE confirmed its annual financial guidance of $19.3 billion to $20.0 billion for revenue, $7.4 billion to $7.8 billion for EBITDA, and $1.85 to $1.95 for net earnings per share (before non-recurring items) (2).

BCE now expects Bell ExpressVu total year end subscribers of 1.425 million to 1.475 million (previously 1.45 million to 1.55 million). BCE expects Bell ExpressVu’s revenue growth to be at the low end of its 2003 guidance of 20% to 25% and confirms previously stated guidance of approximately 50% EBITDA growth.

RESULTS BY BUSINESS GROUP (unaudited)

BCE operated under four segments as at March 31, 2003: Bell Canada, Bell Globemedia, BCE Emergis and BCE Ventures (which consists of BCE’s other investments).

	(Cdn$ millions, except per share amounts)

	First quarter
For the period ended March 31	2003	2002

Revenue
Bell Canada	4,259	4,303
Bell Globemedia	335	312
BCE Emergis	124	132
BCE Ventures	308	263
Corporate and Other, including Inter-segment	(124)	(148)
eliminations
Total revenue	4,902	4,862

EBITDA
Bell Canada	1,724	1,755
Bell Globemedia	37	33
BCE Emergis	15	(20)
BCE Ventures	84	77
Corporate and Other, including Inter-segment	(40)	(37)
eliminations
Total EBITDA	1,820	1,808

Net earnings (loss)
Bell Canada	427	314
Bell Globemedia	(2)	1
BCE Emergis	6	(15)
BCE Ventures	39	24
Corporate and Other, including Inter-segment eliminations	3	31

Earnings from continuing operations	473	355

Discontinued operations	-	(45)
Dividends on preferred shares	(15)	(13)

Net earnings applicable to common shares	458	297

Net earnings per common share	0.50	0.37

Effect on earnings per common share
– discontinued operations	–	0.05

Earnings from continuing operations	0.50	0.42

Note: Refer to Note 1 of the attached BCE Q1 2003 Financial Statements for information on changes to accounting policies.

FIRST QUARTER REVIEW  (Q1 2003 vs. Q1 2002, unless otherwise indicated)

BELL CANADA

The Bell Canada segment includes Bell Canada, Aliant, Bell ExpressVu (at 100%) and Bell Canada's interests in other Canadian telcos.

	(Cdn$ millions)

	First quarter
For the period ended March 31	2003	2002

Bell Canada Revenue
Local and access	1,500	1,519
Long distance	646	648
Wireless	570	504
Data	933	905
DTH Satellite Services	177	151
Terminal sales & other	433	444
Directory advertising	-	132

Total Bell Canada revenue	4,259	4,303

  Excluding the impact of the sale of the directories business and the Price Cap decision, revenues for the quarter increased by $122 million or 2.9%.

Wireline

  Local and access revenues decreased by 1.3%, due mainly to the effects of the Price Cap decision and a 0.8% decrease in residential and business local access lines.
  Long distance revenues were relatively stable, as competitive pricing pressures continued to offset the effects of a 5% increase in quarterly conversation minutes and higher network access and other fees.

Wireless

  Wireless revenues were up 13% due to continued strong growth in cellular and PCS subscribers.
  Wireless postpaid net additions were at 52,000. Total postpaid wireless churn was at a historically low level of 1.3% and reflected our priority on customer service.
  Wireless EBITDA increased by 23% to reach $219 million, due to the increase in revenues and productivity initiatives.

Data

  Data revenues increased by 3%. Higher Sympatico ISP, I/P Broadband and Managed Network Services revenues more than offset continued softness in demand from the Business and Wholesale markets as well as the effects of the Price Cap decision.
  Total Internet (High-speed and dial-up) subscribers reached 2,146,000 as at March 31. Total High-speed Internet subscribers grew by 39%.

DTH (Direct to Home) Satellite Services

  Increases in Bell ExpressVu’s subscriber base and pricing for some packages contributed to its 17% improvement in revenues. There were 15% more subscribers compared to the first quarter of 2002.

EBITDA and CAPEX

  Excluding the impact of the sale of the directories business and the Price Cap decision, Bell Canada’s EBITDA increased by $84 million or 5% in the first quarter due to continued cost management and productivity gains of $131 million.
  Bell’s quarter-end CAPEX intensity (capital expenditures as a percentage of revenue) was 13%, down from 18% in the first quarter of 2002, due to the focus on capital efficiency and the weighting of certain capital projects towards subsequent quarters.

BELL GLOBEMEDIA
Bell Globemedia includes CTV and The Globe and Mail.

  Total revenue was $335 million in the quarter compared with revenue of $312 million for the same period last year.
  Television advertising revenues increased by 13% compared to the first quarter of 2002 due to stronger programming and the strengthening of the overall television advertising market.
  EBITDA improved by 12% to $37 million, reflecting the increase in revenues and management’s cost control efforts.

BCE EMERGIS

  Revenue was $124 million in the first quarter, compared with $132 million for the same period in 2002 and $131 million in the fourth quarter of 2002.
  Year-over-year quarterly EBITDA increased by $35 million to reach $15 million, reflecting management’s success in containing costs through restructuring and productivity improvements and the exit from non-core businesses. EBITDA decreased by $5 million compared to fourth quarter 2002 EBITDA.

BCE VENTURES
BCE Ventures includes the activities of CGI, Telesat and other investments.

  BCE Ventures’ revenue was $308 million in the quarter, an increase of 17% when compared with the same period of 2002, due mainly to CGI’s January 2003 acquisition of Cognicase Inc.
  EBITDA was $84 million in the quarter compared with $77 million in the first quarter of 2002, due mainly to CGI’s acquisition of Cognicase.

BELL CANADA STATUTORY RESULTS
Bell Canada “statutory” includes Bell Canada, and Bell Canada's interests in Aliant, Bell ExpressVu (at 52%), and other Canadian telcos.

Bell Canada’s reported revenue was $4.3 billion in the first quarter of 2003, up 20% due to the consolidation of Aliant and Bell ExpressVu effective December 31, 2002. Net earnings applicable to common shares were $495 million in the first quarter of 2003, compared to net earnings applicable to common shares of $473 million for the same period last year.

ABOUT BCE

BCE is Canada’s largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE’s media interests are held by Bell Globemedia, including CTV and The Globe and Mail. As well, BCE has e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

Supplementary BCE Financial Information:

Bell Canada Enterprises’ 2003 First Quarter Shareholder Report and other relevant financial materials are available at www.bce.ca/en/investors, under “Investor Briefcase”.

Call with Financial Analysts:

BCE will hold a teleconference / Webcast (audio only) for financial analysts to discuss its first quarter results on Wednesday, April 30, 2003 at 8:00 AM (Eastern). The media is welcome to participate on a listen only basis. Michael Sabia, President and Chief Executive Officer, and Siim Vanaselja, Chief Financial Officer, will be present for the teleconference.

Interested participants are asked to dial (416) 405-9328 between 7:50 AM and 7:58 AM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0”. This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

A replay facility will be available between 12:00 PM on Wednesday, April 30, 2003 and 12:00 PM on Wednesday, May 7, 2003. To access the replay facility, please dial (416) 695-5800 and enter access code 1406519. The Webcast will also be archived on our Web site.

Call with the Media:

BCE will hold a teleconference / Webcast (audio only) for media to discuss its first quarter results on Wednesday, April 30, 2003 at 1:00 PM (Eastern). Michael Sabia will be present for this teleconference.

Interested participants are asked to dial (416) 406-6419 or 888 575-8232 between 12:50 PM and 12:58 PM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0”. This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, the statements appearing under the "Outlook" section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic conditions, the level of consumer confidence and spending and the state of capital markets; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings; the level of demand, including in particular by the enterprise sector, and prices, for products and services in the telecom (e.g., data, IP broadband and voice services), media and e-business markets; BCE Inc.'s and its subsidiaries' ability to manage costs, generate productivity improvements and decrease capital intensity while maintaining quality of service; the intensity of competitive activity, from both traditional and new competitors, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and net income; the risk of low returns on pension plan assets continuing resulting in the erosion of our pension fund surpluses which could require us to commence making pension fund contributions and/or recognize pension expenses; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the availability and cost of capital required to implement BCE Inc.'s and its subsidiaries' financing plans and fund capital and other expenditures; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; the ability to package and cross sell various services offered by the BCE group of companies; the ability of the BCE group companies' strategies to produce the expected benefits and growth prospects; stock market volatility; the availability of, and ability to retain, key personnel; and the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, refer to BCE Inc.'s Annual Information Form for the year ended December 31, 2002 filed by BCE Inc. with the U.S. Securities and Exchange Commission, under Form 40-F, and with the Canadian securities commissions, and when filed, to BCE Inc.’s First Quarter 2003 Management’s Discussion and Analysis filed with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this press release represent the expectations of BCE Inc. and its subsidiaries as of April 30, 2003 and, accordingly, are subject to change after such date. However, BCE Inc. and its subsidiaries disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Nick Kaminaris	Isabelle Morin
Communications	Investor Relations
(514) 786-3908	(514) 786-3845
Web Site: www.bce.ca

(1) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (credit) expense and restructuring and other charges. EBITDA is presented on a basis that is consistent from period to period. We believe EBITDA to be an important measure as it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans (credit) expense and restructuring and other charges. We exclude amortization expense and net benefit plans (credit) expense because they substantially depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature. EBITDA allows us to compare our operating performance on a consistent basis. We also believe that EBITDA is used by certain investors and analysts to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement that is commonly used in the telecommunications industry. EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income. The following is a reconciliation of EBITDA to operating income on a consolidated and segmented basis:

		Bell			Corpo-	BCE
	Bell	Globe-	BCE	BCE	rate and	Consoli-
in $ millions	Canada	media	Emergis	Ventures	other	dated

For the three months ended
March 31, 2003
EBITDA	1,724	37	15	84	(40)	1,820
Amortization expense	735	17	14	28	(18)	776
Net benefit plans expense (credit)	44	1	-	-	(3)	42

Operating income (loss)	945	19	1	56	(19)	1,002

For the three months ended
March 31, 2002
EBITDA	1,755	33	(20)	77	(37)	1,808
Amortization expense	715	17	23	32	(15)	772
Net benefit plans expense (credit)	(8)	1	-	-	1	(6)

Operating income (loss)	1,048	15	(43)	45	(23)	1,042

(2) The term net earnings before non-recurring items does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as net earnings applicable to common shares adjusted for non-recurring items, which include (on an after-tax basis) BCE's share of: net gains (losses) on investments, impairment charges, the results of discontinued operations and restructuring and other charges. Net earnings before non-recurring items are presented on a basis that is consistent from period to period. We use net earnings before non-recurring items to assess our profitability without regard to net gains (losses) on investments, impairment charges, the results of discontinued operations and restructuring and other charges. We exclude these items because they are considered to be of a non-operational or non-recurring nature and accordingly affect the period- to- period comparability of our results. Net earnings before non-recurring items allows us to compare our profitability on a consistent basis. The most comparable Canadian GAAP earnings measure is net earnings applicable to common shares.

CONTENTS		April 29, 2003 Bell Canada Enterprises 2003 First Quarter Shareholder Report

The Quarter at a Glance	2

MD&A	4

Financial Results
Analysis	5

Financial and
Capital Management	11

Forward-Looking
Statements	16

Risk Assessment	17

Our Accounting
Policies	23

Consolidated Financial
Statements	26

Notes to Consolidated
Financial Statements	29

The Quarter at a Glance

Revenues

■  Our operating revenues for the first quarter were $4,902 million, up $40 million or 0.8% from the same period last year. The year-over-year increase in revenues was negatively impacted by the sale of our directories business in November 2002 which contributed $132 million of revenues in Q1 2002 and the CRTC Price Cap decision of May 2002 which reduced this quarter’s local and access, long distance, and data revenues by approximately $34 million.

■  On a comparable basis, our revenues increased 4.4%, driven by revenue growth at Bell Canada of 13.1% in wireless services, 17.2% in direct-to-home television DTH services and 23% in consumer data services, complemented by revenue growth of 7.4% at Bell Globemedia and 31% at CGI driven by its acquisition of Cognicase. Bell Canada’s business and wholesale data revenues continued to reflect the softness in their respective markets, and on a comparable basis grew 1.9% over the same period last year.

Customer Connections

■  WIRELESS. Our wireless subscriber base grew by 70,000 customers this quarter, with 74% of these net additions coming from more profitable post-paid rate plans. Blended churn of 1.4% improved from both the first and fourth quarters of 2002 and reflects historically low post-paid churn of 1.3%.

■  In April of this year, we achieved a new milestone by becoming the first Canadian company to reach 4,000,000 cellular and PCS customers.

■  DSL. Our DSL high-speed Internet business added 96,000 subscribers this quarter to reach 1.2 million. Sympatico High-Speed Edition net additions this quarter exceeded net additions for our Sympatico Basic service.

■  SATELLITE TV. Our DTH subscriber base grew by 13,000 subscribers, down from the 76,000 net additions achieved in Q1 2002. A decline in customer gains this quarter reflected a significant slowdown in DTH market demand, as well as fewer promotions and less advertising, particularly in the early part of the quarter.

■  NETWORK ACCESS SERVICES (NAS). Our NAS in service declined modestly by 0.8% to 13.1 million this quarter from the 13.2 million in service at the end of Q1 2002, primarily reflecting losses to competition and substitution effects from both wireless and high-speed Internet services.

EBITDA (1) and Productivity

■  We achieved $1,820 million in EBITDA this quarter, up 0.7% from $1,808 million in Q1 2002. We generally maintained our EBITDA margin of 37.1%, despite decreases in Bell Canada’s EBITDA from the CRTC Price Cap decision of approximately $34 million and the sale of the directories business, which contributed $81 million in EBITDA in Q1 2002.

■   On a comparable basis, EBITDA increased 7.4% from Q1 2002 reflecting our continued focus on productivity improvements which generated $138 million in efficiency savings.

■  We continue to make progress in simplifying our business through the roll-out of productivity initiatives such as our interactive voice response system “Emily”, specialized call center “Move Queues”, automated service confirmation, and web order entry tools. These initiatives contribute to our productivity gains by helping reduce costs and improve customer service as reflected in Bell Canada’s increasing customer value index as well as improving CRTC indicators.

■   Our productivity improvement program includes numerous projects from across the company. Key elements of our program include reducing call center and field service costs, taking costs out of our supply chain, and improving margins on newer services.

(1) EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under Canadian GAAP. Please see Non-GAAP measures on page 4 for more details.

Net Earnings/EPS

■  Consolidated net earnings applicable to common shares of $458 million, or $0.50 per common share for the first quarter of 2003, were up $161 million or $0.13 per common share from Q1 2002. Higher net earnings this quarter resulted from the benefit of regaining 100% of Bell Canada’s earnings, lower taxes and foreign currency gains. These factors more than offset the negative earnings impact of the sale of our directories business, the effects of lower pension returns, and the impact of the financing plan put in place to repurchase SBC’s 20% interest in Bell Canada Holdings in 2002. In addition, Q1 2002 net earnings were negatively impacted by losses of $45 million from Teleglobe discontinued operations.

■  To improve reporting transparency and comparability with industry peers, we commenced expensing stock options and costs of acquisitions relating to our wireless and DTH businesses. These accounting changes are reflected in our 2003 results and 2002 comparative results, and resulted in no material impact to our EBITDA or net earnings.

■  BCE achieved a Return on Equity (ROE) (2) of 16.4% for the quarter compared to 14.0% for the fourth quarter of 2002 due to the improvement in our net earnings.

Capital Expenditures

■  We continued our tight management of capital expenditures in the first quarter, significantly reducing expenditures from $861 million in Q1 2002 to $601 million this quarter. The Bell Canada Segment accounts for $540 million of the total, of which approximately 60% is associated with growth sectors and productivity initiatives, including wireless, IP/broadband, DSL and billing modernization. As a percentage of our revenues, capital expenditures declined from 17.7% in Q1 2002 to 12.3% this quarter reflecting in part a number of capital programs being delayed to the second and third quarters. For the full year, we continue to expect capital expenditures to represent 17%-18% of revenues.

Free Cash Flow(3)

■  Free cash flow of $236 million after dividends for the first quarter of 2003 improved significantly from the negative $654 million for the same period last year, reflecting:

–	reduced capital expenditures and improved cash from operations
–	the receipt of $237 million of tax refunds in the first quarter of 2003 generated from capital losses
–	the payment of $288 million of taxes in the first quarter of 2002 on capital gains.

■  Before the payment of dividends, our free cash flow of $493 million in Q1 of 2003, compares favourably to the negative $411 million of free cash flow in the same period last year.

■  Our net debt to capitalization ratio decreased to 47.5% at March 31, 2003 from 48.8% at December 31, 2002, principally as a result of a net issuance of $153 million in preferred shares and the receipt of $237 million of tax refunds.

(2) ROE (return on common shareholders’ equity) does not have any standardized meaning under Canadian GAAP. Please see Non-GAAP measures on page 4 for more details.

(3) Free cash flow is calculated as cash flows from operations after capital expenditures and dividends, and before investments and divestitures.

Management’s Discussion and Analysis

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) comments on BCE’s operations, performance and financial condition for the first quarters ended March 31, 2003 and 2002. Please refer to the unaudited consolidated financial statements starting on page 26 when reading the MD&A.

ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operation and our businesses. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed on pages 16 to 22 under “Forward-Looking Statements” and “Risk Assessment”. BCE assumes no obligation to update or revise any forward-looking statements, whether as a result of new information or otherwise.

In this MD&A, we, us, our and BCE mean BCE Inc., its subsidiaries, joint ventures and investments in significantly influenced companies. Bell Canada, Aliant Inc. (Aliant), Bell ExpressVu Limited Partnership (Bell ExpressVu) and their subsidiaries and investments in significantly influenced companies are referred to as the Bell Canada Segment.

      Unless otherwise mentioned in this MD&A, the outlooks provided in BCE Inc.’s 2002 annual MD&A dated February 26, 2003 remain unchanged.

Non-GAAP Measures

Certain measures used in this MD&A do not have any standardized meaning under Canadian generally accepted accounting principles (GAAP). Below you will find a discussion of these non-GAAP measures, as well as a reconciliation to the most comparable GAAP measure.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (credit) expense and restructuring and other charges. EBITDA is presented on a basis that is consistent from period to period.

     We believe EBITDA to be an important measure as it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans (credit) expense and restructuring and other charges. We exclude amortization expense and net benefit plans (credit) expense because they substantially depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature.

     EBITDA allows us to compare our operating performance on a consistent basis. We also believe that EBITDA is used by certain investors and analysts to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement that is commonly used in the telecommunications industry.

    EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income. The following is a reconciliation of EBITDA to operating income on a consolidated and on a segmented basis.

	Bell	Bell			Corpo-	BCE
	Canada	Globe-	BCE	BCE	rate and	Consoli-
(in $ millions)	Segment	media	Emergis	Ventures	other	dated

For the three months ended March 31, 2003
EBITDA	1,724	37	15	84	(40)	1,820
Amortization expense	735	17	14	28	(18)	776
Net benefit plans
expense (credit)	44	1	–	–	(3)	42

Operating income (loss)	945	19	1	56	(19)	1,002

For the three months ended March 31, 2002 EBITDA	1,755	33	(20)	77	(37)	1,808
Amortization expense	715	17	23	32	(15)	772
Net benefit plans
expense (credit)	(8)	1	–	–	1	(6)

Operating income (loss)	1,048	15	(43)	45	(23)	1,042

NET EARNINGS BEFORE NON-RECURRING ITEMS AND ROE

The term net earnings before non-recurring items does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other issuers. We define it as net earnings applicable to common shares adjusted for non-recurring items, which include (on an after-tax basis) BCE’s share of: net gains (losses) on investments, impairment charges, the results of discontinued operations and restructuring and other charges. Net earnings before non-recurring items are presented on a basis that is consistent from period to period.

     We use net earnings before non-recurring items to assess our profitability without regard to net gains (losses) on investments, impairment charges, the results of discontinued operations and restructuring and other charges. We exclude these items because they are considered to be of a non-operational or non-recurring nature and accordingly affect the period-to-period comparability of our results. Net earnings before non-recurring items allow us to compare our profitability on a consistent basis. The most comparable Canadian GAAP earnings measure is net earnings applicable to common shares. The following is a reconciliation on a consolidated basis of net earnings before non-recurring items to net earnings applicable to common shares.

(in $ millions)	Q1 2003	Q1 2002

Net earnings applicable to common shares as reported	458	297
Non-recurring items:
Discontinued operations	–	(45)

Net earnings before non-recurring items	458	342

Return on common shareholders’ equity (ROE) is calculated as annualized net earnings before non-recurring items as a percentage of average common shareholders’ equity.

Financial Results Analysis
Operating Revenues

(in $ millions)	Q1 2003	Q1 2002	% change

Bell Canada Segment	4,259	4,303	(1.0%)
Bell Globemedia	335	312	7.4%
BCE Emergis	124	132	(6.1%)
BCE Ventures	308	263	17.1%
Corporate and other	(124)	(148)	16.2%

Total operating revenues	4,902	4,862	0.8%

BCE Revenues increase 0.8% despite directories sale

■  In the first quarter of 2003, our revenues grew 0.8% to $4,902 million, reflecting revenue growth at Bell Globemedia and BCE Ventures, partly offset by lower revenues at the Bell Canada Segment and BCE Emergis.

■  The Bell Canada Segment’s revenues declined 1.0% to $4,259 million, reflecting:

     – the sale of the directories business in late 2002 which contributed $132 million to our revenues in Q1 2002.
     – the second Price Cap decision released by the Canadian Radio-television and Telecommunications Commission (CRTC) on May 30, 2002 (Price Cap decision) which mandated price reductions on various services leading to a reduction of approximately $34 million in our revenues this quarter.

■  On a comparable basis, the Bell Canada Segment’s revenues increased by 2.9%, driven primarily by growth in customer connections and revenues from wireless, high-speed Internet access, and direct-to-home television (DTH) services. From March 31, 2002 to March 31, 2003:
      – cellular and PCS subscribers grew by 12.4% to reach 4 million. Wireless revenues grew by 13.1% in the first quarter compared to the same period last year.
       – high-speed Internet subscribers grew by 39.3% to reach 1.2 million. The majority of this growth came from residential customers, leading to growth in consumer data revenues of 23% this quarter compared to the first quarter of 2002.
      – DTH subscribers grew by 15.0% to reach 1.3 million, leading to DTH revenue growth of 17.2%.

■  The Bell Canada Segment’s revenue growth in these new consumer services made up for revenue declines in the traditional service area of local and access, as well as relatively flat long-distance and business and wholesale data revenues.

■  Bell Globemedia’s revenue growth of 7.4% reflected a stronger television schedule and an improved television advertising market.

■  The 6.1% revenue decline at BCE Emergis is due mainly to lower revenue from the distribution agreement with Bell Canada for legacy products and other non-core and exited products.

■  At BCE Ventures, revenue growth of 17.1% was driven by CGI Group Inc.’s (CGI) acquisition of Cognicase Inc. (Cognicase) in January of this year.

Bell Canada Segment

LOCAL AND ACCESS REVENUES IMPACTED BY PRICE CAP DECISION

■  Local and access revenues declined to $1,500 million in the first quarter of 2003 from the $1,519 million in the first quarter of 2002. This decline was primarily the result of the Price Cap decision and a reduction in the number of NAS.

■  The Price Cap decision mandated rate reductions in certain business services and services provided to competitors and led to a reduction of $16 million in revenues this quarter. On a comparable basis, local and access revenues would have declined by 0.2%.

■  NAS in service declined by 103,000 or 0.8% over the first quarter of 2002 as a result of continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, losses resulting from competition and business failures or downsizings and customers substituting wireline with wireless telephone service.

LONG DISTANCE REVENUES REMAIN STABLE

■  Long distance revenues remained essentially flat year-over-year at $646 million.

■  We continued to experience competitive pressures on business long distance prices. Residential pricing improved, however, reflecting increased network charges introduced in December 2002 and a minimum block of time charge introduced in Q2 2002. Overall, average revenue per minute (ARPM) was stable at $0.124.

■  A 4.8% increase in the volume of conversation minutes was offset by lower settlement payments and a $4 million decline related to the Price Cap decision.

■  At the end of Q1 2003, our long distance market share in Ontario and Quebec was 63.5%, up very modestly from Q1 2002. In Atlantic Canada, our estimated market share declined to 87.8% from 88.5% over the same period last year.

WIRELESS GROWTH CONTINUED WITH STRONG POST-PAID ADDS

Growth

■  Wireless service revenues were $570 million for the quarter, up 13.1% from the same period last year, driven by a 12.4% increase in the subscriber base and higher average revenue per subscriber.

■  Net activations of 70,000 in the first quarter of 2003 brought our total cellular and PCS subscriber base to 3,989,000. Including paging subscribers, our total wireless customer base totalled 4,595,000 at March 31, 2003.

■  The net activations of 70,000 achieved in the first quarter were lower than the 94,000 gained in Q1 2002. This slower growth was in line with our 2003 expectations.

■  With 74% of net activations coming from post-paid rate plans, we ended the first quarter of this year with 75% of our cellular and PCS subscriber base consisting of post-paid customers, up from 72% at the end of Q1 2002. Our digital base of subscribers was 70%, up significantly from 55% at the end of the same period last year.

Average revenue per unit (ARPU)

■  Post-paid and prepaid ARPU remained relatively flat compared to the same quarter last year, while total ARPU of $45 reflected a $2 increase over Q1 2002, driven by the increase in post-paid subscribers as a percentage of the total base.

Churn

■  Blended churn improved to 1.4% in Q1 2003 from 1.5% in the same period last year. Post-paid churn declined by 0.2 percentage points to the historically low level of 1.3%.

Wireless data

■  Mobile browser hits reached 123 million in Q1 2003, up 24% from Q4 2002. Mobile data users grew 11.7% over the fourth quarter of last year to 1.6 million.

■  During the first quarter of 2003 we continued the rollout of our high-speed 1xRTT wireless network in several locations including Sydney, Moncton, Fredericton, Saint John and St. John’s.

DATA GROWTH REFLECTS CONTINUED SOFTNESS IN ENTERPRISE MARKETS

Revenue growth

■  Data revenues of $933 million in the first quarter of this year grew 3.1% compared to the first quarter of 2002. Although business data volumes experienced modest growth during the first quarter, revenues reflect the impact of the Price Cap decision, price competition and product-mix shifts to more cost-effective non-legacy data services. Consumer data revenue growth of 23% reflected strong growth in our Sympatico subscriber base and partially offset the slower business data revenue growth.

Business and wholesale data

■  The Price Cap decision led to a reduction in the rates charged to competing carriers for Competitive Digital Network Access (CDNA) services beginning in June 2002. These rate reductions led to a $14 million decrease in data revenues this quarter. On a comparable basis, data revenues increased 4.6%.

■  Similarly, the business and wholesale market grew by 1.9% after adjusting for the Price Cap decision impact, reflecting ongoing softness as large customers continue to minimize investments and use existing capacity.

■  Managed Network Services continued to show solid growth of 31% over last year.

Solid performance in DSL high-speed Internet

■  In the first quarter of 2003, the number of high-speed Internet subscribers increased by 96,000 to reach 1,206,000, reflecting customers’ preference for higher speed alternatives to dial-up Internet access. Dial-up subscribers declined to 940,000 from 1,036,000 in the same period last year.

■  Consumers represent the largest segment of high-speed Internet subscribers and comprise 992,000 customers, while business and wholesale customers amount to 115,000 and 99,000, respectively.

■  The monthly charge for new Sympatico Basic customers was increased by $5 on January 3, 2003 to $29.95 as part of our initiatives to fine tune the balance between our various offers. Although the Sympatico Basic service continues to be popular, primarily with Sympatico dial-up customers wishing to upgrade to a higher speed offering, our Sympatico High-Speed Edition services had more net additions this quarter than Sympatico Basic with 30,000 and 26,000 net additions, respectively.

■  During the quarter, Bell Canada added 13,000 new subscriptions of Sympatico value-added services such as Desktop Anti-virus and Desktop Firewall for an end-of-period total count of 98,000.

■  Average self-installation rates remained essentially unchanged at 99%.

■  Wholesale DSL gained momentum with 18,000 net adds this quarter, a significant increase over the 6,000 net adds in the first quarter of 2002.

■  The DSL footprint in Ontario and Quebec remains unchanged, available to 75% of homes and business lines. In Atlantic Canada, DSL is available to 61% of homes.

■  Our share of the consumer high-speed Internet market in Ontario and Quebec, including retail and wholesale, is approximately 45%.

DTH REVENUES GREW BY 17.2%

Revenue and subscriber growth

■  In the first quarter of 2003 our subscriber base grew 15.0% over Q1 2002 to 1,317,000 which led to DTH revenues of $177 million for the quarter, up 17.2% compared to the same period last year.

■  Net additions for the quarter totalled 13,000, down from the 76,000 achieved in the first quarter of 2002, reflecting a significant slowdown in DTH market demand, as well as fewer promotions and less advertising, particularly in the early part of the quarter.

■  Given lower than anticipated net additions in the quarter, we now expect slower subscriber growth in 2003 than originally anticipated.

Average revenue per subscriber (ARPS)

■  ARPS of $44 per month in the first quarter of 2003 was down slightly from $45 per month in Q1 2002, but up by $1 per month over Q4 2002.

■  The decline in ARPS over the first quarter of last year reflects the netting of programming credits against revenues beginning in June 2002, as well as lower pay-per-view revenues. This decline in ARPS was largely offset by pricing initiatives such as the second receiver charge introduced in June 2002, as well as the $2-$3 rate increase on specific programming packages introduced on February 1 of this year. These pricing initiatives account for the ARPS increase over the fourth quarter of last year.

■  Going forward, ARPS will also be stimulated by the introduction of a $2.99 monthly system charge for all Bell ExpressVu customers effective April 28, 2003.

Expanded service offerings

■  On March 5, 2003, Bell ExpressVu announced that it will be expanding its existing 300 channel line-up with a total of 76 new channels. This will include new high definition TV, interactive TV and local and international program offerings.

■  The expanded line-up requires the additional capacity provided by Nimiq 2, a second satellite used by Bell ExpressVu and operated by Telesat, which was launched at the end of 2002.

■  On February 20, 2003, Telesat’s Nimiq 2 satellite experienced a malfunction affecting the available power on the satellite. As a result, Telesat is currently operating 26 out of 32 transponders on the satellite and expects only typical solar array degradation over time. Our current plans to move certain programming to Nimiq 2, as well as to provide the expanded programming line-up and specialty services such as DirecPC, are not expected to be impacted.

TERMINAL SALES AND OTHER

■  Terminal sales and other revenues of $433 million in the first quarter of 2003 remained relatively stable, reflecting a decrease of $11 million when compared to the first quarter of 2002.

Bell Globemedia

BELL GLOBEMEDIA REVENUES GREW BY 7.4%

■  Bell Globemedia revenues for the first quarter rose to $335 million, 7.4% higher than the first quarter of 2002, stemming from a 12.9% increase in television advertising revenues. This increase is the result of CTV Inc.’s (CTV) stronger television schedule with 8 out of the top 10 primetime shows and the strengthening of the overall television advertising market. Revenues this quarter were slightly negatively impacted by the conflict in Iraq as regular programming was pre-empted and advertisers cancelled or delayed spending.

■  Print revenues declined by 3.2% year-over-year principally due to a weak newspaper advertising market which was amplified by scaled back spending due to the conflict in Iraq.

■  On March 29, NADbank released its newspaper readership data showing The Globe and Mail leading the national market with 950,100 readers each weekday. The Globe and Mail’s readership levels measured a 52% lead in the national newspaper market.

BCE Emergis

BCE EMERGIS REVENUES DECLINE BY 6.1%

■  In Q1 2003, BCE Emergis had revenues of $124 million, a 6.1% decline from its revenues of $132 million achieved in Q1 2002 and a 5.3% decline from its Q4 2002 revenues of $131 million. In each case, the decline is due mainly to lower revenue from the distribution agreement with Bell Canada for legacy products and other non-core and exited products. Core revenues (excluding the revenue from the Bell legacy contract and other non-core and exited products) for the current period were $94.4 million compared with $89.6 million in the first quarter of 2002 and $96.9 million in the fourth quarter of 2002.

BCE Ventures

■  BCE Ventures’ revenues increased 17.1% to $308 million from $263 million in Q1 2002 driven by growth in CGI’s revenues.

■  CGI’s revenues increased 31% to $224 million this quarter, driven by its acquisition of Cognicase in January 2003.

■  Revenues increased by 2.6% at Telesat, reflecting the placement in service of the Nimiq 2 satellite in early 2003.

■  Other revenues were lower, reflecting the sale of the 1000 de la Gauchetière West building in February 2002.

EBITDA

(in $ millions)	Q1 2003	Q1 2002	% change

Bell Canada Segment	1,724	1,755	(1.8%)
Bell Globemedia	37	33	12.1%
BCE Emergis	15	(20)	N.	M.
BCE Ventures	84	77	9.1%
Corporate and other	(40)	(37)	(8.1%)

Total EBITDA	1,820	1,808	0.7%

N.M.: not meaningful

BCE EBITDA increases 0.7% despite directories sale

■  BCE’s EBITDA increased by 0.7% to $1,820 million from $1,808 million in the first quarter of 2002. Our growth was driven by EBITDA gains at BCE Emergis, Bell Globemedia and BCE Ventures which offset EBITDA decreases at the Bell Canada Segment related to the sale of the directories business and the Price Cap decision. On a comparable basis, BCE’s EBITDA grew by 7.4%.

Bell Canada Segment

■  As expected, the sale of our directories business negatively impacted our EBITDA. The Price Cap decision also led to lower EBITDA this quarter. As a result of these factors, Bell Canada’s EBITDA declined 1.8% to $1,724 million this quarter from $1,755 million in the same period last year. In Q1 2002, the directories business contributed approximately $81 million to EBITDA. In Q1 2003, the Price Cap decision reduced EBITDA by approximately $34 million. On a comparable basis, the Bell Canada Segment’s EBITDA increased by 5.0%.

■  Despite the negative impacts of the directories sale and the Price Cap decision, the Bell Canada Segment’s EBITDA margin remained relatively stable at 40.5% compared to the 40.8% achieved in the first quarter of 2002. This stability reflects:
     – the realization of productivity improvements of approximately $131 million. Productivity improvements came from numerous projects across the Bell Canada Segment.
     – lower overall subscriber acquisition costs this quarter reflecting lower levels of gross subscriber additions, particularly for DTH services.

■  Our productivity improvement program includes numerous projects reflecting both cross-enterprise initiatives and initiatives at the local business unit level. Our 2003 program targets cost savings in many of the same areas addressed in our 2002 program, including call centers, field services, supply chain, and customer provisioning and servicing of newer services, such as consumer high-speed Internet service and broadband/IP services.

■  Of the $131 million of productivity improvements this quarter, about 50% relate to reducing customer acquisition costs, while reducing the cost of serving existing customers and lowering back-office costs account for 40% and 10% respectively.

 ■  In addition to taking costs out of the business, our various productivity initiatives are also leading to simplification for our customers and improved customer service. Initiatives such as:
     – our interactive voice response system “Emily” will improve customer service while reducing our call center call volumes.
     – specialized call center “Move Queues” will reduce the number of phone calls customers who are moving will need to make to Bell Canada, simplifying their lives while reducing our call center costs.
     – automated service confirmation of high-speed Internet access orders and Smart Touch feature activations will improve customer service while eliminating the need to handle follow-up calls in our call centers.
     – web order entry tools will improve the effic iency of our call center agents, reducing the length of time customers need to stay on-line, improving customer service while reducing our call center costs.

WIRELESS EBITDA INCREASES

■  Wireless EBITDA for the first quarter of 2003 was $219 million, up 23% over Q1 2002. This led to an improved wireless EBITDA margin of 38.4% this quarter compared to 35.3% in the first quarter of 2002. Wireless EBITDA this quarter reflects higher revenues from subscriber growth and the benefits of productivity initiatives which lowered costs of acquisition. The continued increase in postpaid customers as a percentage of our total subscriber base also contributed to the improvement.

■  Cost of acquisition (COA) improved by 4.9% to $387 per gross activation in Q1 2003 from $407 per gross activation in the first quarter of last year, mainly driven by lower handset costs, less reliance on handset subsidies for our popular Grab n’ Go product and channel efficiency gains.

BELL EXPRESSVU EBITDA IMPROVES

■  Bell ExpressVu’s EBITDA losses of $6 million for the first quarter of 2003 declined significantly compared to the first quarter of 2002 EBITDA losses of $50 million. This improvement was largely driven by lower subscriber acquisition costs related to lower gross activations this quarter and continued cost containment efforts reflecting reductions in sales and technology expenses.

■  COA per subscriber was $675 this quarter compared to $718 for Q1 2002 reflecting the accounting change effective June 1, 2002 of netting of programming credits against revenues. Without this change, COA would have risen slightly on a year over year basis to $749, primarily from the impact of a higher number of second receivers purchased by customers and the free installation offer reintroduced in the beginning of March 2003.

Bell Globemedia EBITDA increases

■  EBITDA for the quarter was $37 million, 12.1% higher than the first quarter of last year. The improvement is attributable to increased EBITDA from television operations as a result of an increasing revenue base and savings from a restructuring of Bell Globemedia’s interactive operations.

BCE Emergis EBITDA

■  BCE Emergis contributed EBITDA of $15 million in the first quarter of 2003, a significant increase from the negative $20 million of EBITDA in Q1 2002. These results include the compensation cost relating to stock options of $3 million in the first quarter of 2003 and nil in the first quarter of 2002. BCE Emergis’ cost reduction program and exiting of non-core products have enabled BCE Emergis to improve its EBITDA margins in 2002 and Q1 2003 despite lower revenues.

Below EBITDA Income and Expenses

The table below shows a reconciliation of EBITDA to net earnings applicable to common shares for the first quarters of 2003 and 2002.

($ millions)	Q1 2003	Q1 2002	% change

EBITDA	1,820	1,808	0.7
Amortization expense	(776)	(772)	0.5
Net benefit plans (expense) credit	(42)	6	n.m.

Operating income	1,002	1,042	(3.8)
Other income	48	2	n.m.
Interest expense	(284)	(261)	8.8

Pre-tax earnings from continuing operations	766	783	(2.2)
Income taxes	(245)	(292)	(16.1)
Non-controlling interest	(48)	(136)	(64.7)

Earnings from continuing operations	473	355	33.2
Discontinued operations	–	(45)	(100.0)

Net earnings	473	310	(52.6)
Dividends on preferred shares	(15)	(13)	15.4

Net earnings applicable to common shares	458	297	54.2

AMORTIZATION EXPENSE

The overall capital asset base in the first quarter of 2003 increased slightly when compared to the same period last year, leading to a 0.5% increase in amortization expense.

NET BENEFIT PLANS EXPENSE (CREDIT)

In the first quarter of 2003, the net benefit plans expense of $42 million was $48 million unfavourable compared to the same period last year.

Due to poor capital market conditions, our pension plans had weak fund performance in 2002, leading to a rate of return that was significantly below our assumption of 8.3% for 2002. This created an actuarial loss, which led to approximately two-thirds of the unfavourable variance.

Also, after a review of market trends and our outlook, we reduced our assumption of expected long-term return on plan assets from 8.3% in 2002 to 7.5% in 2003, which led to the balance of the unfavourable variance.

OPERATING INCOME

In the first quarter of 2003, operating income of $1,002 million was 3.8% lower than the same period last year. The increase in EBITDA was more than offset by the unfavourable variance in the net benefit plans expense.

OTHER INCOME

In the first quarter of 2003, other income was $46 million higher than the same period last year, resulting mainly from foreign currency gains.

The Canadian dollar strengthened during the first quarter of 2003, resulting in a $33 million foreign currency gain. The foreign exchange rate remained relatively stable during the first quarter of 2002 and had no impact on our 2002 net earnings.

     In April 2003, we entered into a forward contract to hedge U.S. $200 million of long-term debt at Bell Canada that had not been previously hedged, thereby removing the foreign currency exposure risk on that debt.

INTEREST EXPENSE

In the first quarter of 2003, interest expense was 8.8% higher than the same period last year, primarily due to increased debt levels.
      The higher average total debt reflects the impact of the additional debt incurred in 2002 to fund:

■  the repurchase price of SBC Communications Inc.’s (SBC) 20% indirect interest in Bell Canada

■   the negative free cash flows in 2002.

Some of the additional debt was repaid from the proceeds from the sale of the directories business in November 2002.

INCOME TAXES

In the first quarter of 2003, income taxes of $245 million represent a 16.1% reduction from the amount in the first quarter of 2002, mainly due to the reduction in the statutory income tax rate from 37.4% in 2002 to 35.4% in 2003 and the decrease in pre-tax earnings.

NON-CONTROLLING INTEREST

In the first quarter of 2003, the $88 million decrease in non-controlling interest when compared to the same period last year reflects the impact of BCE Inc.’s repurchase of SBC’s 20% indirect interest in Bell Canada.

DISCONTINUED OPERATIONS

The net loss of $45 million in the first quarter of 2002 relates to operating losses of Teleglobe Inc. (Teleglobe). The financial results of Teleglobe were reclassified as a discontinued operation effective April 24, 2002.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of the financial condition and cash flows of BCE.

Capital Structure

($ millions)	Q1 2003	Q4 2002

Cash	(1,988)	(306)
Debt due within one year	1,612	2,026
Long-term debt	15,045	13,395
Retractable preferred shares	352	355

Total net debt	15,021	15,470
Non-controlling interest	3,641	3,584
Total shareholders’ equity	12,994	12,615

Total capitalization	31,656	31,669

Net debt to total capitalization	47.5%	48.8%

Our net debt to capitalization ratio decreased to 47.5% at March 31, 2003 from 48.8% at December 31, 2002, principally from:
■	a net issuance of $153 million in preferred shares, the proceeds of which were effectively used to reduce our total net debt
■	$183 million of net earnings in the first quarter of 2003 that were in excess of the common and preferred share dividends declared
■	$237 million of tax refunds received which were used to repay debt.

We maintained investment grade credit ratings on our debt and preferred shares.

Summary of Cash Flows

The table below provides a summary of the flow of cash into and out of BCE for the first quarters of 2003 and 2002.

($ millions)	Q1 2003	Q1 2002

Cash from operating activities	1,186	558
Capital expenditures	(601)	(861)
Other investing activities	(37)	(30)
Preferred dividends and dividends paid by subsidiaries
to non-controlling interest	(55)	(78)

Free cash flow from operations, before common dividends	493	(411)
Common dividends	(257)	(243)

Free cash flow from operations, after common dividends	236	(654)
Investments	(61)	(94)
Divestitures	5	148

Free cash flow after investments and divestitures	180	(600)
Net issuance of equity instrument activities	158	206
Net issuance of debt instrument activities	1,298	1,123
Financing activities of subsidiaries with third parties	54	7
Cash used by discontinued operations	–	(407)
Other	(8)	(6)

Net increase in cash and cash equivalents	1,682	323

CASH FROM OPERATING ACTIVITIES

We generated a significant amount of productivity improvements during the first quarter of 2003 ($138 million pre-tax).These cost savings translated into additional cash from our operations. Please see Financial results analysis in this MD&A for more details.

     Excluding the impact of $237 million of tax refunds generated from capital losses received in the first quarter of 2003 and $288 million of taxes paid on capital gains in the first quarter of 2002, cash from operating activities was 12.2% higher in the first quarter of 2003 when compared to the same period last year.

CAPITAL EXPENDITURES

We continue to make investments to expand our networks, to meet customer demand and for replacement purposes.

     Having much of the significant capital expenditures relating to the build-out of our growth infrastructures behind us, we were able to reduce our capital expenditures by 30% in the first quarter of 2003 compared to the same period last year. A portion of the decrease can be explained by our capital spending programs being more heavily weighted towards subsequent quarters of 2003. This reduction in capital spending lowered our capital intensity ratio to 12.3% in the first quarter of 2003 from 17.7% in the same period last year. For the full year, we continue to expect capital expenditures to represent 17% - 18% or revenues.

     The Bell Canada Segment’s capital intensity ratio fell to 12.7% in the first quarter of 2003 from 18.0% in the same period last year. The Bell Canada Segment accounted for 90% of our total capital expenditures in the first quarter of 2003.

INVESTMENTS

Investments of $61 million were made in the first quarter of 2003, consisting mainly of our proportionate share of the cash consideration for CGI’s acquisition of Cognicase.

     Investments made in the first quarter of 2002 included Bell Globemedia’s purchase of a 40% interest in the TQS network and other television stations for $72 million.

DIVIDENDS

We declared a common share dividend of $0.30 per share in the first quarter of 2003, consistent with the same period in 2002. However, total dividends paid on common shares increased to $257 million in the first quarter of 2003 when compared to $243 million in the same period last year. This was due to the increase in the average number of common shares outstanding, from 809 million to 917 million mainly resulting from BCE Inc.’s equity offerings in 2002. We also realized a cash benefit of approximately $20 million in the first quarter of 2003 from an increased participation in BCEInc.’s dividend reinvestment plan.

     Dividends paid on preferred shares increased to $11 million in the first quarter of 2003 from the $7 million paid in the same period last year, due to the net increase in preferred shares. Please see Equity instruments, for more information.

     In 2002, BCE Inc. repurchased SBC’s 20% indirect interest in Bell Canada. Since then, Bell Canada Holdings Inc. (BCH) no longer pays a dividend to SBC, resulting in a $27 million decrease in dividends paid by subsidiaries to third parties in the first quarter of 2003, when compared to the same period last year.

DIVESTITURES

There were no significant divestitures in the first quarter of 2003.

     Divestitures in the first quarter of 2002 consisted mainly of the sale of the 1000 de La Gauchetière West building and Bell Globemedia ’s sale of its 12% interest in the History Channel.

EQUITY INSTRUMENTS

In the first quarter of 2003, we issued 20 million Series AC preferred shares for $510 million and redeemed 14 million Series U preferred shares for $357 million.

     In the first quarter of 2002, we issued 20 million Series AA preferred shares for $510 million and redeemed 12 million Series W preferred shares for $306 million.

     Under our stock option and employee savings plans, we raised $5 million from the issuance of common shares in the first quarter of 2003 and $2 million in the first quarter of 2002.

DEBT INSTRUMENTS

We use a combination of long-term and short-term debt to finance our operations. Our short-term debt consists primarily of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and market rates on our short-term debt.

     The combined debt of BCE Inc. and Bell Canada make up 92% of our total debt portfolio. The average annual interest rate on our total debt was 7.3% in the first quarter of 2003 and 7.5% in the first quarter of 2002.

     The interest rates we pay are based on the quality of our credit ratings. The table below lists our credit ratings at April 29, 2003, all of which are investment grade. Investment grade ratings usually mean that we qualify for better than average interest rates when we borrow money.

CREDIT RATINGS

BCE Inc.

S&P	DBRS	Moody’s

Commercial paper	A-1 (mid) / stable	R-1 (low) / stable	P-2 / (neg)
Extendable commercial notes	A-1 (mid) / stable	R-1 (low) / stable	–
Long-term debt	A- / stable	A / (neg)	Baa-1 / (neg)
Preferred shares	P-2 / stable	Pfd-2 / (neg)	–

Bell Canada

S&P	DBRS	Moody’s

Commercial paper	A-1 (mid) / stable	R-1 (mid) / stable	P-2 / (neg)
Extendable commercial notes	A-1 (mid) / stable	R-1 (mid) / stable	–
Long-term debt	A / stable	A (high) / stable	A-3 / (neg)
Preferred shares	P-2 (high) / stable Pfd-2 (high) /stable		–

Other Items

CONTRACTUAL OBLIGATIONS

The table below provides a summary of our contractual obligations at March 31, 2003 and for the full years ended thereafter.

($ millions)	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt
(excluding
capital leases)	1,302	2,195	1,347	1,136	1,865	8,142	15,987
Capital leases (a)	94	111	64	50	38	97	454
Notes payable
and bank
advances	216	–	–	–	–	–	216
Operating leases	361	390	356	306	285	1,694	3,392
Purchase obligations	472	318	209	200	135	346	1,680
Other contractual
obligations	313	186	109	36	5	11	660

Total	2,758	3,200	2,085	1,728	2,328	10,290	22,389

(a) The imputed interest to be paid in connection with the capital leases amounts to $108 million.

Commercial Commitments
($ millions)	Committed	Non-Committed	Total

BCE Inc. bridge facility	834		834
Commercial paper credit lines	1,451	2,000	3,451
Other credit facilities including letters of credit	1,711	455	2,166

Total	3,996	2,455	6,451

Drawn	2,137	98	2,235
Undrawn	1,859	2,357	4,216

     In addition, BCE Inc. and Bell Canada can issue Class E Notes which may be extended in certain circumstances and are not supported by committed lines of credit. The maximum principal amount of Class E Notes that BCE Inc. may issue is $360 million and that Bell Canada may issue is $400 million. At March 31, 2003, Bell Canada had $30 million Class E Notes outstanding and BCE Inc. had no Class E Notes outstanding. Included in the drawn portion of our commercial commitments are issued letters of credit of $192 million under our committed facilities and $80 million under our non-committed facilities.

      At March 31, 2003, BCE Inc. and Bell Canada had no amounts outstanding under their commercial paper programs.

CRTC Price Cap decision

The Price Cap decision made a number of changes to the rules governing local service in Canada’s telecommunications industry for the next four years. One of the changes is a new mechanism, called the deferral account, which will be used to fund initiatives such as service improvement or reduced rates and/or rebates. We estimate our commitment relating to this decision to be $83 million at March 31, 2003.

ACCESS TO CAPITAL

For the remainder of 2003, we will primarily require cash to fund capital expenditures, dividend payments and the repayment of debt.

      Our plan is built on the assumption that we will be able to generate enough cash from our operating activities to pay for capital expenditures and dividends. Also, the remaining debt maturing in 2003 is expected to be repaid from cash on hand and cash generated from our operations.

      Although our plan does not reflect any cash shortfall in the short term, our lines of credit, bank facilities and commercial paper programs are available for contingency purposes.

GUARANTEES

In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, the sale of services, securitization agreements and operating leases.

      These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events including breaches of representations and warranties, intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, we may from time to time agree to compensate the purchaser for certain costs that may result from certain future events such as the failure of the disposed business to reach certain operational thresholds (earn-out guarantees), the resolution of contingent liabilities of the disposed businesses or the reassessment of prior tax filings of the corporations carrying on the business.

Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount, although certain agreements do contain a specified maximum potential exposure representing a cumulative amount of approximately $4.3 billion. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have not made any significant payments under such indemnifications. As at March 31, 2003, an aggregate amount of $42 million has been accrued in the consolidated balance sheet with respect to these indemnification undertakings, relating mainly to environmental liabilities.

USE OF FINANCIAL INSTRUMENTS

We periodically use derivative instruments to manage our exposure to interest rate, foreign currency and share price movements. We do not use derivative instruments to speculate. Because we do not actively trade in derivative instruments, we are not exposed to any significant liquidity risks relating to such investments.

      The following derivative instruments were outstanding at March 31, 2003:

■  interest rate swaps that, in effect, convert the fixed-rate dividends on some of our preferred shares to floating-rate dividends. We pay less when the floating rates are below the fixed rates, which has been the case for the past several years

■  cross-currency swaps and forward contracts used to hedge foreign currency risk on our long-term debt

■  forward contracts on BCE Inc. common shares to hedge the fair value exposure related to stock compensation payments.

     In April 2003 we entered into a forward contract to hedge U.S. $200 million of long-term debt at Bell Canada that had not been previously hedged, thereby removing the foreign currency exposure risk on that debt.

     At March 31, 2003, the carrying value of these derivative instruments was a net liability of $72 million. Their fair value amounted to a net asset of $1 million.

     Please see Note 1 to the consolidated financial statements for the year ended December 31, 2002 for a description of the significant accounting policies relating to financial instruments.

USE OF OFF-BALANCE SHEET ARRANGEMENTS

This section describes outstanding arrangements at March 31, 2003 and how they could affect our results of operations and financial condition.

Sale of accounts receivable

Bell Canada sold accounts receivable to a securitization trust for a total of $900 million in cash, under an agreement that came into effect on December 12, 2001 and expires on December 12, 2006. Bell Canada carried a retained interest in the transferred accounts receivable of $124 million at March 31, 2003, which equalled the amount of overcollateralization in the receivables transferred.

     Aliant sold accounts receivable to a securitization trust for a total of $135 million in cash, under an agreement that came into effect on December 13, 2001 and expires on December 13, 2006. Aliant carried a retained interest in the transferred accounts receivable of $30 million at March 31, 2003.

     Bell Canada and Aliant continue to service the accounts receivable. The buyers’ interest in collections of these accounts receivable ranks ahead of the interest of Bell Canada and Aliant. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables under securitization and have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.

     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers fail to pay amounts owed on time.

Shared services agreement

Effective June 22, 2001, Bell Canada entered into a 10-year service contract with a special purpose entity. This contract will allow Bell Canada to reduce systems and administrative costs over time by streamlining and enhancing its systems and processes. Bell Canada is committed to paying approximately $150 million in service fees over the first three years of the agreement.

     In 2004, Bell Canada may:

■   exercise an option to buy the special purpose entity at fair market value, or

■   maintain the service contract for the remaining seven years and commit to paying at least $420 million more in service fees to the special purpose entity.

     As at March 31, 2003, the special purpose entity had $113 million of total assets, of which $92 million are capital assets, and $127 million of total liabilities, of which $121 million is long-term debt.

Sale leaseback transactions

In our long-term debt balance at March 31, 2003, we had capital leases of $72 million net of loans receivable of $316 million. These obligations were from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunication equipment for total proceeds of $399 million. Some of the proceeds were invested in interest-bearing loans receivable.

CONTINGENCIES

Agreement with Manitoba Telecom Services Inc. (MTS)

The agreement between Bell Canada and MTS to create Bell West Inc. (Bell West) includes put and call options relating to MTS’ 40% ownership of Bell West.

     Under the terms of the put option, MTS can require Bell Canada to buy its interest in Bell West:

■  in February 2004 at a guaranteed floor value of $458 million plus ongoing incremental funding invested by MTS. The put price includes an 8% return on the incremental funding. The floor value was $574 million at March 31, 2003

■  in January 2007 at fair market value less 12.5%

■  at fair market value less 12.5%, under certain circumstances.

     If MTS does not exercise its put option, Bell Canada can exercise its call option. Under the terms of the call option, Bell Canada has the option to buy MTS’ interest:

■  in March 2004 at the greater of the floor value described above and fair market value

■  in February 2007 at fair market value

■  at fair market value if control of MTS goes to a party other than Bell Canada or its affiliates.

     Bell Canada has not received any formal notice from MTS that it plans to exercise the put option.

Agreement with CGI

We entered into an agreement on July 1, 1998 with CGI’s three majority individual shareholders. The agreement includes put and call options, and rights of first refusal, on the CGI shares held by these shareholders.

      The put options initially gave these CGI shareholders the right to gradually sell a portion of their shares to us until January 4, 2004. The call option initially gave us the one-time right to buy all of their CGI shares that we would not have already bought, during the period from January 5, 2004 to January 4, 2006.

      The exercise price per share of any put or call option is 115% of the 20-day average market price of CGI shares before the exercise date, payable in BCE Inc. common shares. If the options are fully exercised, our equity ownership interest in CGI will increase to approximately 40%.

      In December 2002, we informed CGI that our prior publicly stated intention to dispose of the control block in CGI following the exercise of the put and call rights in 2003 and 2004 is no longer our preferred course of action.

      We began discussions with CGI about the future of our investment in CGI. No final decisions have been made, but we have started discussions to develop a plan to:

■  realize the maximum value of our investment in CGI

■  enhance the value of CGI by taking steps to retain CGI’s management and to ensure that the company continues to deliver high-quality services to its customers.

     In December 2002, in order to allow enough time for these discussions, CGI’s three majority individual shareholders had agreed to defer the exercise date of the put options until April 15, 2003.

      On April 15, 2003, BCE Inc. and CGI confirmed that their discussions are continuing and while no final decisions have been made, they are committed to reaching a final agreement by August 1, 2003. However, there can be no assurance as to the outcome of these discussions.

     To allow enough time to conclude these discussions:

■  CGI’s three majority individual shareholders have agreed to defer the exercise date of the put options until after August 1, 2003

■  BCE Inc. has agreed that its disposition rights will not be exercisable until after August 1, 2003

■  both parties have agreed to extend the termination date of the put options from January 4, 2004 to August 1, 2004, defer the commencement of BCE Inc.’s two-year call option period from January 6, 2004 to August 2, 2004, and defer the final termination date of the agreement from January 5, 2006 to August 1, 2006.

Litigation

Teleglobe lending syndicate lawsuit

On July 12, 2002, some members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate (the plaintiffs) filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice.

      The claim makes several allegations, including that BCE Inc. and its management, in effect, made a legal commitment to repay the advances the plaintiffs made as members of the lending syndicate, and that the court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.

      The plaintiffs claim damages of US$1.19 billion, plus interest and costs, which they allege is equal to the amount they advanced. This represents approximately 95.2% of the total US$1.25 billion that the lending syndicate advanced.

      While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences, and it intends to vigorously defend its position.

      Please see Risk Assessment in this MD&A for more details.

Kroll Restructuring lawsuit

In February 2003, a lawsuit was filed in the Ontario Superior Court of Justice by Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe, against five former directors of Teleglobe. This lawsuit was filed in connection with Teleglobe’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.

       The plaintiff is seeking a declaration that such redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe all amounts paid or distributed on such redemption and retraction, being an aggregate of approximately $661 million, plus interest.

       While BCE Inc. is not a defendant in this lawsuit, Teleglobe was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former Teleglobe directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

       While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that the defendants have strong defences and that the claims of the plaintiffs will be vigorously defended against.

Other litigation

We become involved in various other claims and litigation as a regular part of our business. While no one can predict the final outcome of claims and litigation that were pending at March 31, 2003, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

Forward-Looking Statements

A statement we make is forward looking when it uses what we know today to make a statement about the future.

       Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, seek, strive, target and will.

      This MD&A contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations and businesses.
      These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions.

      It is important to know that:

■  forward-looking statements describe our expectations on the day they are made. For this MD&A, it is April 29, 2003

■  our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize

■  forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions or other business combinations or transactions, nor do they include the effect of asset write-downs

■  we assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     You will find a more detailed assessment of the risks that could cause our actual results to materially differ from our current expectations in the Risk Assessment section starting on the next page.

Risk Assessment

The following section describes general risks that could affect the BCE group of companies and specific risks that could affect BCE Inc. and each of our segments.

      A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE companies. Part of managing our business is to understand what these potential risks could be and working to minimize them where we can.

      Because no one can predict whether any risk will happen or its consequences, the actual effect of any risk on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently unaware of.

BCE GROUP OF COMPANIES

OUR DEPENDENCE ON THE BELL CANADA SEGMENT

The Bell Canada Segment is our largest segment, which means our financial performance depends in large part on how well the Bell Canada Segment performs financially.

      For the three months ended March 31, 2003, the Bell Canada Segment accounted for 86% of our operating revenues, 95% of our EBITDA and 93% of net earnings applicable to common shares on a consolidated basis.

ECONOMIC AND MARKET CONDITIONS

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and retail and commercial activity, there tends to be a lower demand for our products and services.

      The slowdown and uncertainty in the global economy have reduced demand for our products and services, which recently negatively affected our financial performance and may negatively affect it in the future. In particular, weak economic conditions have led to:

■  lower than expected growth in data revenue for the Bell Canada Segment, because of softer demand from enterprises and wholesale customers

■  some reductions in the number of network access lines due to business failures, business contractions or competition

■  lower spending on IT services, resulting in lower non-recurring revenue from BCE Emergis.

     Weak economic conditions may also negatively affect the financial condition and credit risk of our customers. This could increase uncertainty about our ability to collect receivables.

IMPROVING PRODUCTIVITY AND REDUCING CAPITAL INTENSITY

We recently implemented several cost reduction initiatives and we continue to implement productivity initiatives and further reduce our capital intensity.

      There could be a material and negative effect on our profitability if we do not continue to successfully implement productivity initiatives and reduce capital intensity while maintaining the quality of our service.

INCREASING COMPETITION

We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications, media, satellite television and e-commerce companies but also with other businesses and industries, such as cable, software and Internet companies, and a variety of companies that offer network services, such as providers of business information systems and system integrators, as well as other companies that deal with, or have access to, customers through various communications networks.

      Cable companies and independent Internet service providers have increased competition in the Internet access services business. Competition has led to Internet access pricing in Canada that is amongst the lowest in the world.

      The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers with aggressive product and service introductions, pricing and marketing. We expect competition to intensify through the development of new technologies, products and services, and through consolidations in the industry.

      Many of our competitors have substantial financial, marketing, personnel and technological resources. We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. New competitors may also appear as new technologies, products and services are developed, and for other reasons.

      Competition could affect our pricing strategies, and lower our revenues and net income. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve customer service and be price-competitive. It forces us to keep reducing costs, managing expenses and increasing productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

ANTICIPATING TECHNOLOGICAL CHANGE

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.

      Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, introduce new and upgrade existing technologies, products and services.

      We may face additional financial risks as we develop new products, services and technologies and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that they will have a market. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

STRATEGIES AND PLANS

We plan to reach our business objectives by implementing different plans and strategies, the most significant of which are described in BCE Inc.’s 2002 annual MD&A dated February 26, 2003. If our plans and strategies are unsuccessful, this could have a material and negative effect on our growth prospects and results of operations.

FINANCING OUR OPERATIONS

We require substantial amounts of capital to finance capital expenditures to provide our services and to refinance our outstanding debts. We finance our capital needs in three ways:

■  from cash generated by our operations

■  by borrowing from commercial banks

■  through debt and equity offerings in the capital markets

     Equity financings would dilute the holdings of existing equity investors. Increased debt financings could increase our borrowing costs, lower our credit ratings and give us less flexibility to take advantage of business opportunities.

      Our ability to finance operations and the cost of funding depends on our ability to access the capital markets and syndicated commercial loan market, and on market conditions. In addition, participants in the syndicated commercial loan market have internal policies limiting their ability to extend credit to any single borrower or group of borrowers or to a particular industry. Less capital has been available in the capital markets in general and to the telecommunications industry in particular for several reasons including:

■  worldwide political instability

■ accounting scandals relating to major North American companies

■ bandwidth overcapacity

■  a loss of investor confidence in the capital markets in general and in the telecommunications industry in particular.

If we cannot raise the capital we need, we may have to:

■  limit our ongoing capital expenditures

■  limit our investment in new businesses

■  try to raise additional capital by selling assets or through monetizing transactions.

     Any of these possibilities could have a material and negative effect on our growth prospects for the long term.

LITIGATION, REGULATORY PROCEEDINGS AND CHANGES IN LAWS

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our business. Changes in laws or regulations or in their interpretation, or the adoption of new laws or regulations, could also have a material and negative effect on our businesses, operating results and financial condition.

      In November 2002, Industry Canada initiated a review by the House of Commons Standing Committee on Industry, Science and Technology of the current foreign investment restrictions included in the Telecommunications Act (Act). A similar process has been initiated by the Standing Committee on Canadian Heritage as it relates to the Broadcasting Act. On April 28, 2003, the Standing Committee on Industry, Science and Technology tabled its report in the House of Commons recommending:

■   that the Act be amended to allow for a mandatory 5-year parliamentary review of the Act

■   the removal of the existing minimum Canadian ownership and control requirements and that this change also apply to broadcasting distribution undertakings

■   that a special parliamentary committee conduct a comprehensive review of the governance structure of the telecommunications and broadcasting sectors in Canada in light of technological convergence.

     Since the Government’s response to the above-mentioned report has not yet been issued and the review by the Heritage Committee has not yet been completed, we are not currently in a position to assess the impact, if any, the above-mentioned developments may have on us.

      BCE Inc.’s Annual Information Form for the year ended December 31, 2002 contains a detailed description of:

■  the principal legal proceedings against us

■  certain regulatory initiatives and proceedings affecting the Bell Canada Segment.

     The following provides a description of recent material developments in the legal proceedings described in BCE Inc.’s Annual Information Form for the year ended December 31, 2002:

Teleglobe lending syndicate lawsuit

As indicated in BCE Inc.’s Annual Information Form for the year ended December 31, 2002, on November 28 and 29, 2002, the Ontario Superior Court of Justice heard the motions previously filed by BCE Inc. (i) to stay or dismiss the action on the basis that it does not have jurisdiction and that Québec is the convenient forum for the adjudication of the plaintiffs’ claims, and (ii) for a declaration that the plaintiffs’ legal counsel is in a position of conflict of interest acting as counsel to the plaintiffs and for an order removing the plaintiffs’ legal counsel as the solicitors of record for the plaintiffs in this lawsuit. The second motion was decided in favour of BCE Inc. on March 20, 2003 and the Court ordered the removal of the plaintiffs’ legal counsel as the solicitors of record for the plaintiffs. The Plaintiffs filed a Notice of Motion for Leave to Appeal this decision on March 28, 2003, which is scheduled to be heard on May 8, 2003. A decision in respect of the first motion has not yet been rendered by the Ontario Superior Court of Justice.

PENSION FUND CONTRIBUTIONS

As of our most recent actuarial valuation, most of our pension plans had pension fund surpluses. As a result, we have not had to make regular contributions to the pension funds in the past years. It also means that we have reported pension credits, which have had a positive effect on our net earnings.

      The recent decline in the capital markets, combined with historically low interest rates, however, has significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.

      If these conditions continue, the surpluses will be eroded, resulting in the requirement to commence making contributions to the pension funds. This could also result in a material and negative effect on our net earnings.

FUNDING SUBSIDIARIES

BCE Inc. is currently funding and may continue to fund the operating losses of certain of its subsidiaries in the future, but is not obligated to do so. If BCE Inc. decides to stop funding any of its subsidiaries and a subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition.

      If BCE Inc. stopped funding a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. While we believe that this type of claim would have no legal foundation, it could negatively affect the market price of BCE Inc.’s securities. BCE Inc. would have to devote considerable management time and resources in responding to any claim.

ATTRACTING AND RETAINING SKILLED PEOPLE

Our success depends in large part on our ability to attract and retain highly skilled people. The loss of key people could materially hurt our businesses and operating results.

PROTECTING OUR NETWORKS

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.

RENEGOTIATING LABOUR AGREEMENTS

Many of our employees are represented by unions and are covered by collective bargaining agreements.

      Several of our collective bargaining agreements expire in 2003 or have already expired. These agreements, which cover approximately 15,480 employees, are the following:

■  the collective agreements between Bell Canada and the Communications, Energy and Paperworkers union of Canada representing approximately 400 operator services employees and approximately 7,000 craft and services employees which expire at the end of November 2003

■  the collective agreements between Bell Canada and the Canadian Telecommunications Employees’ Association representing approximately 1,100 communications sales employees which expire on December 31, 2003

■  several collective agreements between certain other companies of the Bell Canada Segment (including Aliant, Expertech Network Installation Inc. and Connexim L.P.) and their respective employees, representing approximately 6,400 employees.

■  several collective agreements between certain companies of the Bell Globemedia segment including CTV, and their respective employees, representing approximately 580 employees.

     Renegotiating collective agreements could result in higher labour costs or work disruptions. Difficulties in renegotiations or other la bour unrest could hurt our businesses, operating results and financial condition.

BCE Inc.

HOLDING COMPANY STRUCTURE

BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies. BCE Inc.’s cash flow and its ability to service its debts and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada.

      BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate legal entities. They do not have to pay dividends or make any other distributions to BCE Inc. If any of these subsidiaries, joint ventures or significantly influenced companies are liquidated or reorganized, the rights of their creditors will rank ahead of any rights BCE Inc. has to receive assets.

STOCK MARKET VOLATILITY

In the past, the common shares of BCE Inc. have generally experienced price volatility when certain announcements concerning BCE have been made. Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts may also contribute to this volatility. All of these factors, as well as general economic and political conditions, could have a material and negative effect on the market price of BCE Inc.’s common shares.

Bell Canada Segment

CHANGING WIRELINE REGULATION

The Bell Canada Segment’s business is affected by changes in policies resulting from decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

CRTC Price Cap decision

The CRTC recently introduced new Price Cap rules that reduce some rates that incumbent telephone companies charge competitors for services provided to them.

      The new rules create certain risks for the Bell Canada Segment. For example, the CRTC has established a deferral account but has not yet determined how the account will be used. There is a risk that the account could be used in a way that could have a negative financial effect on the Bell Canada Segment.

CRTC decision on incumbent affiliates

On December 12, 2002, the CRTC released its decision on incumbent affiliates, which makes several important changes to the regulatory regime for the Bell Canada Segment.

      The decision provided that contracts offered by Bell Canada or its carrier affiliates that bundle tariffed and non-tariffed products and services must receive CRTC approval. This means that:

■  all contracts that currently bundle products and services must be filed with the CRTC for regulatory approval

■  all new contracts must receive CRTC approval before implementation

■  carrier affiliates must now meet the same requirements as Bell Canada for tariff approval on products and services they offer in Bell Canada’s operating territory.

     While the decision increases the regulatory burden for the Bell Canada Segment at both the wholesale and retail levels in highly competitive markets, it is not currently possible to determine the financial effect of the decision or to separate it from the normal risk of loss of revenues resulting from competition.

LICENSES AND CHANGING WIRELESS REGULATION

Companies must have a spectrum license to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry issues spectrum licenses at his or her discretion under the Radiocommunication Act. Bell Mobility’s cellular and PCS licenses will expire on March 31, 2006. The PCS licenses that were awarded in an auction in 2001 will expire on November 29, 2011. Although we expect that licenses will be renewed when they expire, there is no assurance that this will happen. In addition, Industry Canada can revoke a company’s license at any time if the company does not comply with its terms.

      In December 2002, Industry Canada initiated a cellular and PCS licensing and fees consultation. Industry Canada has proposed a new cellular and PCS fee structure that, while implemented over several years, could significantly increase the Bell Canada Segment’s license fees if it is implemented as proposed.

      In October 2001, the Minister of Industry announced his intention to initiate a national review of Industry Canada’s procedures surrounding the approval and placement of wireless and radio towers throughout Canada. The review will include the role of municipal authorities in the approval process. There is a risk that if municipal involvement increases in the process for approval of new towers, it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of all of Canada’s wireless carriers, including the Bell Canada Segment.

BANKRUPTCY PROCEEDINGS AT TELEGLOBE

On September 19, 2002, Teleglobe, which had previously started bankruptcy proceedings to get protection from its creditors in Canada and in other jurisdictions, announced an agreement to sell its core telecommunications business.

Under court orders, contracts between Teleglobe and Bell Canada and some of its subsidiaries will be assigned on substantially the same terms to the buyers on the day the sale closes. If the sale is not completed, Teleglobe’s business could be shut down and its remaining assets liquidated. If this happens, Bell Canada will have to transfer its traffic to other carriers. While Bell Canada will do its best to protect its customers, they could experience temporary service disruptions or a lower quality of service if there are delays in completing the transfer.

INCREASED ACCIDENTS FROM USING CELL PHONES

Media reports have suggested that using handheld cell phones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cell phones while driving, as it has in Newfoundland and Labrador and several U.S. states. As a result, cell phone use in vehicles could decline, which would negatively affect the Bell Canada Segment and other wireless service providers.

HEALTH CONCERNS ABOUT RADIO FREQUENCY EMISSIONS

Media reports have suggested that some radio frequency emissions from cell phones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices.

The findings of these kinds of studies could lead to government regulation, which could have a material and negative effect on the Bell Canada Segment’s business. Actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these would have a negative effect on the Bell Canada Segment and other wireless service providers.

BELL EXPRESSVU

Bell ExpressVu continues to face competition from unregulated U.S. DTH services that are illegally sold in Canada. In response, it has initiated or is participating in several legal actions that are challenging the sale of U.S. DTH equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.

      Bell ExpressVu currently uses two satellites for its DTH services, Nimiq 1 and Nimiq 2, which are operated by Telesat. Please see Risk Assessment – BCE Ventures – Telesat for a description of certain risks affecting satellites and, in particular, Nimiq 2.

      Satellites are subject to significant risks. Any loss, manufacturing defects, damage or destruction of the satellites used by Bell ExpressVu could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.

      Bell ExpressVu is subject to programming and carriage requirements under its CRTC license. Changes to the regulations that govern broadcasting or to its license could negatively affect Bell ExpressVu’s competitive position or its costs of providing services. Bell ExpressVu’s existing DTH Distribution Undertaking license is scheduled for renewal in August 2003. Although we expect that this license will be renewed when it expires, there is no assurance that this will happen or that the terms of such renewal will remain identical.

      Finally, Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu may reduce these losses by taking numerous actions including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase its capital and operating expenses.

Bell Globemedia

DEPENDENCE ON ADVERTISING

Bell Globemedia’s revenue from its television and print businesses depends in large part on advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures. In addition, the amount companies spend on advertising is directly related to economic growth. An economic downturn therefore tends to make it more difficult for Bell Globemedia to maintain or increase revenues.

INCREASING FRAGMENTATION IN TELEVISION MARKETS

Television advertising revenue depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade because of the introduction of additional television services, the extended reach of existing signals and the launch of new digital broadcasting services in the fall of 2001.

      We expect fragmentation to continue as new web-based and other services increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach viewers with attractive programming.

REVENUES FROM DISTRIBUTING TELEVISION SERVICES

A significant portion of revenues generated by CTV’s specialty television operations comes from contractual arrangements with distributors, primarily cable and DTH operators. Many of these contracts have expired. There is no assurance that the contracts will be renewed on equally favourable terms.

NEW PRINT COMPETITORS

The launch of a competing national newspaper and several commuter papers in the Toronto area in the past few years has increased competition in the print sector. While some of the commuter papers have recently stopped operating, the increased competition has resulted in higher circulation and other costs, more competition in advertising rates and lower profit margins at The Globe and Mail.

BROADCAST LICENSES

Each of CTV’s conventional and specialty services operates under licenses issued by the CRTC for a fixed term of up to seven years. These licenses are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and the conditions of each licensing or renewal decision, all of which may change.

      There is no assurance that any of CTV’s licenses will be renewed. Any renewals, changes or amendments may have a material and negative effect on Bell Globemedia.

BCE Emergis

ADOPTION OF eBUSINESS

The success of BCE Emergis depends on widespread use of the Internet as well as other electronic networks as a way to conduct business. Because eBusiness and its related business activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of this market and its sustainable rate of growth. Businesses and customers have not adopted eBusiness and its inherent applications as quickly as originally expected.

BCE Emergis must increase the number of transactions it processes to build recurring revenue. This increase will depend on the rate at which its solutions are adopted by its customers and its distributors’ customers. It will also depend on BCE Emergis’ ability to build an effective sales force as well as stimulate its distributors’ sales and influence their marketing plans for its solutions.

OPERATING RESULTS

BCE Emergis has announced plans to focus on key growth areas, drive core recurring revenue growth, streamline its service offerings and operating costs and expand its core product offerings and channels. BCE Emergis will also pursue a review of its various product lines and businesses to ensure they continue to meet its goals. If it fails to successfully carry out these plans, there could be a material and adverse effect on BCE Emergis’ results of operations.

      BCE Emergis has incurred losses in the past. Its revenue depends substantially on the amount of services that its customers purchase throughout the year. In addition, it has a number of major customers representing a significant portion of its revenue. If BCE Emergis loses a contract with a major client and cannot replace it or there is a significant decrease in the number of transactions BCEEmergis processes, it could have a material and adverse effect on it. Most of BCE Emergis’ contracts are for a term of three to five years, except those with its e-health U.S. operations which are renewable on an annual basis as is customary in that industry.

      The operating results of BCE Emergis have fluctuated in the past, mainly because of variability in non-recurring revenue and the effect of acquisitions and exited activities. BCE Emergis expects fluctuations to continue in the future. BCE Emergis’ operating results would also be affected by fluctuations in currency exchange rates between the Canadian and U.S. dollars. The strengthening of the Canadian dollar would have an unfavourable impact on BCE Emergis’ revenue and net earnings.

SUCCESS OF U.S.-BASED OPERATIONS

To be successful in the United States involves significant management and financial resources. If BCE Emergis is unsuccessful, this could have a material and adverse effect on its business and operating results.

CONTROL BY BCE INC.

BCE Inc., which owns approximately 65% of the outstanding common shares of BCE Emergis, can, subject to applicable law, exercise significant control and influence over the affairs of BCE Emergis, including virtually all matters submitted to a shareholder vote.

      BCE Inc. has no obligation to remain the majority shareholder of, or to maintain its current level of ownership in, BCE Emergis. The announcement of a decision by BCE Inc. to change the treatment of its investment in BCE Emergis, to sell all or a portion of its common shares of BCE Emergis, or any other decision to the same effect could materially and negatively affect BCE Emergis, its prospects and the market price of its common shares.

ACQUISITIONS

BCE Emergis’ growth strategy includes making strategic internally funded acquisitions. There is no assurance that it will find suitable companies to acquire or that it will have enough resources to complete any acquisition. There could be difficulties with integrating the operations of recently acquired companies with its existing operations. In addition, the current state of capital markets has created a more challenging environment in which to realize acquisitions.

STRATEGIC RELATIONSHIPS

BCE Emergis relies on strategic relationships to increase its customer base, including its relationships with Bell Canada, Visa and Freddie Mac. If these relationships fail, there could be a material and adverse effect on its business and operating results.

DEPENDENCE ON CONTRACTING MEDICAL SERVICE PROVIDERS

The growth of BCE Emergis’ eHealth Solutions Group, North America, business unit depends on its ability to:

■  retain contracts with existing providers

■  attract new providers

■  retain or improve the discounts given by providers.

     In addition, the results of BCE Emergis could be materially and adversely affected if:

■  it loses a significant number of contracts with providers that have a large number of customers, and is unable to replace them with contracts with other providers

■  contracts with its providers are renegotiated with reduced discounts.

EXPOSURE TO PROFESSIONAL LIABILITY

BCE Emergis uses medical treatment guidelines in its utilization review and case management services. That means it could be subject to claims relating to:

■  adverse medical consequences because services were denied

■  the cost of services that were denied

■  errors or omissions of health care professionals.

     These claims could have a material adverse effect on the business and operating results of BCE Emergis.

DEFECTS IN SOFTWARE AND FAILURES IN THE PROCESSING OF TRANSACTIONS

Defects in BCE Emergis’ owned or licensed software products, delays in delivery, as well as failures or mistakes in its processing of electronic transactions, could materially harm its business, including its customer relationships and operating results.

SECURITY AND PRIVACY BREACHES

If BCE Emergis is unable to protect the physical and electronic security and privacy of applications, databases and transactions, its business, including customer relationships, could be materially and adversely affected.

PROTECTION OF INTELLECTUAL PROPERTY

BCE Emergis depends on its ability to develop and maintain the proprietary aspects of its technology. It may not be able to enforce its rights or prevent other parties from developing similar technology, duplicating its intellectual property or designing around its intellectual property and this could materially harm its business.

INTEGRITY OF CRYPTOGRAPHY TECHNOLOGY

BCE Emergis’ security solutions depend on key public cryptography technology. Any major advance in ways to attack cryptographic systems could make some or all of its security solutions obsolete or unmarketable. This could reduce revenues from its security solutions and could materially harm its business and operating results.

BCE Ventures

TELESAT

On February 20, 2003, Telesat’s Nimiq 2 satellite experienced a malfunction affecting the available power on the satellite. An investigation by Lockheed Martin, the Nimiq 2 satellite manufacturer, has determined that the malfunction cannot be corrected. Nimiq 2 has been configured such that 26 of the 32 transponders on the satellite are being operated at this time. Operating under this configuration, Telesat expects the number of operational transponders to decrease over time to approximately 20 by the end of the satellite’s life which will occur in approximately 12 and a half years. Telesat has insurance in place to cover the loss on Nimiq 2 and will file a claim for the loss in due course. Although Telesat believes that such a claim will be approved, there is no assurance that it will be. If the claim is approved, there is no assurance of how much Telesat will receive in the settlement or when it will receive it.

      In August 2001, Boeing Satellite Systems, the manufacturer of the Anik F1 satellite, advised Telesat of a gradual decline in available power on the satellite. It recently indicated that power levels on the Anik F1 satellite will continue to degrade at the rates observed to date. Telesat believes that this will result in some core services on the satellite being affected in mid-2005.

      Telesat has a satellite under construction, Anik F1R, which will replace Anik F1 in a timeframe that will ensure continuity of service for its customers. Telesat has insurance in place to cover the power loss on Anik F1, and in December 2002 it filed a claim with its insurers. Although Telesat believes that the claim will be approved, there is no assurance that it will be. If the claim is approved, there is no assurance of how much Telesat will receive in the settlement or when it will receive it.

      Telesat also has another satellite under construction, Anik F2. There is a risk that this, the Anik F1R or other satellites built in the future may not be launched successfully. Telesat already has part of the insurance coverage for Anik F2, but there is no assurance that it will be able to get launch coverage for the full value of the Anik F2 satellite, or of any other satellite proposed to be launched, at a favourable rate.

      Once Telesat’s satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission. Telesat has put a number of measures in place to protect itself against this risk. These include engineering satellites with on-board redundancies by including spare equipment on the satellite and buying in-orbit insurance. There is no assurance that Telesat will be able to renew its in-orbit insurance coverage in sufficient amount at favourable terms.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP.

      This section discusses key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the financial statements and notes.

      It also describes changes to accounting standards that affect how we account for and report certain items in our financial statements.

      Please see Note 1 to the consolidated financial statements for the year ended December 31, 2002 and Note 1 to the consolidated financial statements for the first quarter of 2003 for more information about the accounting principles we use to prepare our financial statements.

Key Estimates and Assumptions

Under Canadian GAAP, we are required to make estimates and assumptions when we account for and report assets, liabilities, revenue and expenses and disclose contingent assets and liabilities in our financial statements. We are also required to constantly evaluate the estimates and assumptions we use.

      We base our estimates and assumptions on past experience and other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

      We consider the estimates and assumptions described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are inherently uncertain.

      Our senior management has discussed the development and selection of these key estimates and assumptions with the Audit Committee of the Board of Directors. The Audit Committee has reviewed the disclosures described in this section.

EMPLOYEE BENEFIT PLANS

We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for most of our employees.

      The amounts reported in the financial statements relating to pension, other retirement and post-employment benefits are determined using actuarial calculations that are based on several assumptions.

      We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, healthcare cost trend and expected average remaining years of service of employees.

      While we believe that these assumptions are appropriate, differences in actual results or changes in assumptions could affect employee benefit obligations and future credit or expense.

      We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.

      The two most significant assumptions used to calculate the net employee benefit plans credit or expense are:

■  the discount rate

■  the expected long-term rate of return on plan assets.

Discount rate

The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is usually based on the yield on long-term high-quality corporate fixed income investments.

      We determine the appropriate discount rate at the end of every year. Our discount rate was 6.5% at December 31, 2002, unchanged from 2001. Changes in the discount rate do not have a significant effect on our earnings. They do, however, have a significant effect on the projected benefit obligation. A lower discount rate results in a higher obligation, which could at some level require us to make contributions to the plan.

Expected long-term rate of return

In 2002, we assumed an expected long-term rate of return on plan assets of 8.3%. The actual rate of return has been substantially more than 8.3% on average over the long term. In the past two years, however, it has been substantially less than 8.3%.

      We have lowered our assumption to a rate of return of 7.5% for 2003, because we expect lower long-term rates of return in the financial markets. We expect this change to reduce pre-tax earnings by about $80 million in 2003.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

We maintain allowances for losses that we expect will result from customers who do not make their required payments.

      We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.

      If economic conditions or specific industry trends become worse than we have anticipated, we will increase our allowances for doubtful accounts by recording an additional expense.

USEFUL LIFE OF LONG-LIVED ASSETS

      The estimated useful life of long-lived assets is used to determine amortization expense.

      We estimate an asset’s useful life when we acquire the asset. We base our estimate on past experience with similar assets, taking into account expected technological or other changes.

      If technological changes happen more quickly or in a different way than we have anticipated, we might have to shorten the asset’s estimated useful life. This could result in:

■  a higher amortization expense in future periods

■  an impairment charge to reflect the write-down in value of the asset.

IMPAIRMENT

We assess the impairment of long-lived assets when events or changes in circumstances indicate that we may not be able to recover their carrying value.

      We assess the impairment of goodwill and intangible assets with indefinite lives each year and when events or changes in circumstances indicate that goodwill might be impaired. We usually measure impairment using a projected discounted cash flow method. If the asset’s carrying value is more than its fair value, we record the difference as an impairment charge.

      We believe that our estimates of future cash flows and fair value are reasonable. The assumptions we have used are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control. As a result, the amounts reported for these items could be different if we used different assumptions or if conditions change in the future.

      We cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values we have reported.

LEGAL CONTINGENCIES

We become involved in various litigation and regulatory matters as a regular part of our business. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.

     We will accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on then available information.

      We estimate the amount of the loss by consulting with the outside legal counsel who is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.

      If the final resolution of a legal or regulatory matter results in a judgment against BCE or the payment of a large settlement by BCE, it could have a significant and adverse effect on our results of operations, cash flows and financial position in the period that the judgment or settlement occurs in.

RESTRUCTURING AND OTHER CHARGES

We are required to develop formal plans for exiting businesses and activities as part of the restructuring initiatives we have been carrying out for the past several years.

      These plans require significant estimates of the salvage value of assets that are made redundant or obsolete. We are also required to report estimated expenses for severance and other employee costs, lease cancellation and other exit costs.

      Because exiting a business or activity is a complex process that can take several months to complete, it involves periodically reassessing estimates that were made when the original decision to exit the business or activity was made. In addition, we constantly evaluate whether the estimates of the remaining liabilities under our restructuring program are adequate.

      As a result, we may have to change previously reported estimates when the payments are made or the activities are completed. There may also be additional charges for new restructuring initiatives.

ALTERNATIVE ACCEPTABLE ACCOUNTING POLICIES

Generally accepted accounting principles permit, in certain circumstances, alternative acceptable accounting policies. Two areas where we have made a choice are (1) the accounting for customer acquisition costs in our wireless and satellite television businesses and (2) the accounting for stock-based compensation cost. Please see Changes to accounting standards, for more information.

Changes to Accounting Standards

This section tells you about changes to the accounting standards and how they affect our financial statements.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Effective January 1, 2002, we adopted the new recommendations in section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments, on a prospective basis as permitted by the standard. This section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services.

     The standards require us to use a fair value-based method for:

■  all stock-based awards to non-employees

■  direct awards of stock and stock appreciation rights to employees

■  awards to employees that are settled in cash or other assets.

      The standards also encourage companies to use a fair value-based method for all other awards granted to employees.

     Awards that are settled in stock are recorded as equity. Awards that are required to be, or are usually, settled in cash are recorded as liabilities.

      In 2002, upon adoption of the standard, we accounted for employee stock options by measuring the compensation cost of the options. This is the amount that the quoted market price of BCE Inc.’s common shares on the date of the grant exceeds the exercise price an employee must pay to buy the common shares.

      Effective January 1, 2003, we account for employee stock options by measuring the compensation cost for options granted on or after January 1, 2002 under the fair value-based method of accounting using a Black-Scholes option pricing model.

      As a result of applying this change in accounting policy, we restated the comparative figures for 2002, and recorded a compensation expense of $2 million for the three months ended March 31, 2002. The effect as at January 1, 2003 was to increase the deficit by $27 million, decrease non-controlling interest by $3 million and increase contributed surplus by $30 million.

SUBSCRIBER ACQUISITION COSTS

Prior to 2003, we accounted for the costs of acquiring subscribers as follows:

■  we deferred and amortized the costs of acquiring Direct-to-Home (DTH) satellite service subscribers into earnings over three years

■  we deferred and amortized the costs of acquiring wireless subscribers into earnings over the terms of the contracts. The terms are normally up to 24 months

■  we expensed all other subscriber acquisition costs as they were incurred.

      The costs we deferred and amortized consisted mainly of hardware subsidies, net of revenues from the sale of wireless handsets.

     Effective January 1, 2003, we elected to change our accounting method as permitted by Canadian GAAP, and began expensing all subscriber acquisition costs as they are incurred and began presenting the revenues generated from the sale of wireless handsets.

      As a result of applying this change in accounting policy, we restated the comparative figures for 2003.

For the three months ended March 31, 2003, we:
■  increased operating revenues by $46 million
 ■  increased operating expenses by $34 million
■  increased income taxes by $5 million
 ■  decreased non-controlling interest by $1 million.

For the three months ended March 31, 2002, we:
■  increased operating revenues by $28 million
■  increased operating expenses by $30 million
■  decreased income taxes by $1 million
■  increased non-controlling interest by $1 million.

The effect as at December 31, 2002 was to:
 ■  decrease other current assets by $133 million
■  decrease other long-term assets by $339 million
 ■  increase goodwill by $15 million
 ■  decrease future income tax liability by $189 million
■  decrease non-controlling interest by $9 million
■  increase the deficit by $259 million.

IMPAIRMENT OF LONG-LIVED ASSETS

The CICA recently issued a new section in the CICA Handbook, section 3063, Impairment of long-lived assets. It provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in section 3061 of the CICA Handbook, Property, plant and equipment.

      The new section requires us to recognize an impairment loss for a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is the amount by which the carrying value of the asset exceeds its fair value.

      This section comes into effect in 2004. We do not expect that adopting this standard in 2004 will affect our consolidated financial statements.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

The CICA recently issued a new section in the CICA Handbook, section 3475, Disposal of long-lived assets and discontinued operations. It provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in section 3061, Property, plant and equipment, and section 3475, Discontinued operations.

      The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs.

      It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.

      This section comes into effect for disposal activities started on or after May 1, 2003. We do not expect that adopting this standard on or after May 1, 2003 will affect our consolidated financial statements.

DISCLOSURE OF GUARANTEES

Effective January 1, 2003, we adopted Accounting Guideline 14 (AcG-14), Disclosure of guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees.

      Although the disclosure requirements of this guideline have been mostly harmonized with similar guidance in the United States, unlike the U.S. standard, this guideline does not require the fair value recognition of guarantees on the balance sheet and does not extend to product warranties.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In April 2003, the CICA approved a draft accounting guideline on the consolidation of special purpose entities. The guideline provides clarification on the consolidation of those entities defined as “Variable Interest Entities,” when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline is consistent, in all material respects, with the recently issued U.S. standard.

      The guideline comes into effect in 2004. We currently conduct certain transactions through special purpose entities, which are discussed in the Use of off-balance sheet arrangements section of this MD&A, and are assessing the structure of these transactions against the criteria set out in the guideline.

ASSET RETIREMENT OBLIGATIONS

The CICA recently issued a new section in the CICA Handbook, section 3110, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.

      Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

      This section comes into effect in 2004. We are currently evaluating the impact of this standard on our financial statements.

Consolidated Statements of Operations

For the three months ended March 31 ($ millions, except share amounts) (unaudited)	2003	2002(1)

Operating revenues	4,902	4,862

Operating expenses	3,082	3,054
Amortization expense	776	772
Net benefit plans expense (credit)	42	(6)

Total operating expenses	3,900	3,820

Operating income	1,002	1,042
Other income (Note 4)	(48)	(2)
Interest expense (Note 5)	284	261

Earnings from continuing operations before income taxes and non-controlling interest	766	783
Income taxes	245	292
Non-controlling interest	48	136

Earnings from continuing operations	473	355
Discontinued operations (Note 6)	–	(45)

Net earnings	473	310
Dividends on preferred shares	(15)	(13)

Net earnings applicable to common shares	458	297

Net earnings per common share – basic (Note 7)
Continuing operations	0.50	0.42
Net earnings	0.50	0.37
Net earnings per common share – diluted (Note 7)
Continuing operations	0.50	0.42
Net earnings	0.50	0.36
Dividends per common share	0.30	0.30
Average number of common shares outstanding (millions)	917.1	808.6

Consolidated Statements of Deficit

For the three months ended March 31 ($ millions) (unaudited)	2003	2002(1)

Balance at beginning of period, as previously reported	(6,149)	(7,468)
Adjustment for change in accounting policy (Note 1)	(286)	(218)

Balance at beginning of period, as restated	(6,435)	(7,686)
Net earnings	473	310
Dividends – Preferred shares	(15)	(13)
– Common shares	(275)	(243)

	(290)	(256)
Premium on redemption of preferred shares (Note 10)	(7)	(6)
Other	1	(3)

Balance at end of period	(6,258)	(7,641)

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.

Please read the notes starting on page 29. They are an important part of these consolidated financial statements.

Consolidated Balance Sheets

	March 31	December 31
($ millions) (unaudited)	2003	2002(1)

ASSETS
Current assets
Cash and cash equivalents	1,988	306
Accounts receivable (net of allowance for doubtful accounts of
$210 million and $207 million for 2003 and 2002, respectively)	2,228	2,343
Other current assets	1,015	783

Total current assets	5,231	3,432
Capital assets	20,513	20,640
Other long-term assets	3,980	4,016
Indefinite-life intangible assets (Note 8)	906	900
Goodwill (Note 9)	10,189	10,118

Total assets	40,819	39,106

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,534	3,834
Debt due within one year	1,612	2,026

Total current liabilities	5,146	5,860
Long-term debt	15,045	13,395
Other long-term liabilities	3,993	3,652

Total liabilities	24,184	22,907

Non-controlling interest	3,641	3,584

Commitments and contingencies (Note 12)

SHAREHOLDERS’ EQUITY
Preferred shares (Note 10)	1,670	1,510

Common shareholders’ equity
Common shares (Note 10)	16,581	16,520
Contributed surplus	1,019	1,010
Deficit	(6,258)	(6,435)
Currency translation adjustment	(18)	10

Total common shareholders’ equity	11,324	11,105

Total shareholders’ equity	12,994	12,615

Total liabilities and shareholders’ equity	40,819	39,106

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.
Please read the notes starting on page 29. They are an important part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the three months ended March 31 ($ millions) (unaudited)	2003	2002 (1)

Cash flows from operating activities
Earnings from continuing operations	473	355
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	776	772
Net benefit plans expense (credit)	42	(6)
Future income taxes	(2)	(5)
Non-controlling interest	48	136
Other items	6	(37)
Changes in non-cash working capital	(157)	(657)

	1,186	558

Cash flows from financing activities
Capital expenditures	(601)	(861)
Investments	(61)	(94)
Divestitures	5	148
Other items	(37)	(30)

	(694)	(837)

Cash flows from financing activities
Decrease in notes payable and bank advances	(113)	(29)
Issue of long-term debt	1,792	1,252
Repayment of long-term debt	(381)	(100)
Issue of common shares	5	2
Issue of preferred shares	510	510
Redemption of preferred shares	(357)	(306)
Issue of equity securities and convertible debentures
by subsidiaries to non-controlling interest	73	7
Redemption of preferred shares by subsidiaries	(19)	–
Dividends paid on common and preferred shares	(268)	(250)
Dividends paid by subsidiaries to non-controlling interest	(44)	(71)
Other items	(5)	(6)

	1,193	1,009

Effect of exchange rate changes on cash and cash equivalents	(3)	–

Cash provided by continuing operations	1,682	730
Cash used in discontinued operations	–	(407)

Net increase in cash and cash equivalents	1,682	323
Cash and cash equivalents at beginning of period	306	569

Cash and cash equivalents at end of period	1,988	892

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.

Please read the notes starting on page 29. They are an important part of these consolidated financial statements.

Notes to Consolidated Financial Statements – BCE Inc.

The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002, as set out on pages 54 to 81 of BCE Inc.’s 2002 Annual Report. Figures in these notes are unaudited.

1. SIGNIFICANT ACCOUNTING POLICIES

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2002, except as noted below.

      We have reclassified some of the figures for previous periods in the consolidated financial statements to make them consistent with the presentation in the current period.

      We have restated financial information for 2002 to reflect:

■   the accounting treatment of BCE Inc.’s investment in Teleglobe Inc. (Teleglobe) as a discontinued operation

■   the adoption of the fair value-based method of accounting for employee stock options

■   the change in the method of accounting for subscriber acquisition costs from a deferral and amortization method to an expense as incurred method.

Stock-based compensation and other stock-based payments

Effective January 1, 2002, we adopted the new recommendations in section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments, on a prospective basis as permitted by the standard. This section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require us to use a fair value-based method for:

■   all stock-based awards to non-employees

■  direct awards of stock and stock appreciation rights to employees

■ awards to employees that are settled in cash or other assets.

      The standards also encourage companies to use a fair value-based method for all other awards granted to employees.

      Awards that are settled in stock are recorded as equity. Awards that are required to be, or are usually, settled in cash are recorded as liabilities.

      In 2002, upon adoption of the standard, we accounted for employee stock options by measuring the compensation cost of the options. This is the amount that the quoted market price of BCE Inc.’s common shares on the date of the grant exceeds the exercise price an employee must pay to buy the common shares.

      Effective January 1, 2003, we account for employee stock options by measuring the compensation cost for options granted on or after January 1, 2002 under the fair value-based method of accounting using a Black-Scholes option pricing model.

      As a result of applying this change in accounting policy, we restated the comparative figures for 2002, and recorded a compensation expense of $2 million for the three months ended March 31, 2002. The effect as at January 1, 2003 was to increase the deficit by $27 million, decrease non-controlling interest by $3 million and increase contributed surplus by $30 million. Please see Note 11, Stock-based compensation plans, for the assumptions used under the fair value method.

Subscriber acquisition costs

Prior to 2003, we accounted for the costs of acquiring subscribers as follows:

■ we deferred and amortized the costs of acquiring Direct-to-Home (DTH) satellite service subscribers into earnings over three years

■ we deferred and amortized the costs of acquiring wireless subscribers into earnings over the terms of the contracts. The terms are normally up to 24 months

■ we expensed all other subscriber acquisition costs as they were incurred.

      The costs we deferred and amortized consisted mainly of hardware subsidies, net of revenues from the sale of wireless handsets.

      Effective January 1, 2003, we changed our accounting method as permitted by Canadian GAAP, and began expensing all subscriber acquisition costs as they are incurred and began presenting the revenues generated from the sale of wireless handsets.

      As a result of applying this change in accounting policy, we restated the comparative figures for 2002.

        For the three months ended March 31, 2003, we:

■  increased operating revenues by $46 million

■  increased operating expenses by $34 million

■  increased income taxes by $5 million

■  decreased non-controlling interest by $1 million.

For the three months ended March 31, 2002, we:

■  increased operating revenues by $28 million

■  increased operating expenses by $30 million

■  decreased income taxes by $1 million

■  increased non-controlling interest by $1 million.

The effect as at December 31, 2002 was to:

■  decrease other current assets by $133 million

■  decrease other long-term assets by $339 million

■  increase goodwill by $15 million

■  decrease future income tax liability by $189 million

■  decrease non-controlling interest by $9 million

■   increase the deficit by $259 million.

Impairment of long-lived assets

The CICA recently issued a new section in the CICA Handbook, section 3063, Impairment of long-lived assets. It provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in section 3061 of the CICA Handbook, Property, plant and equipment.

      The new section requires us to recognize an impairment loss for a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is the amount by which the carrying value of the asset exceeds its fair value.

      This section comes into effect in 2004. We do not expect that adopting this standard in 2004 will affect our consolidated financial statements.

Disposal of long-lived assets and discontinued operations

The CICA recently issued a new section in the CICA Handbook, section 3475, Disposal of long-lived assets and discontinued operations. It provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in section 3061, Property, plant and equipment, and section 3475, Discontinued operations.

      The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs.

      It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

     This section comes into effect for disposal activities started on or after May 1, 2003. We do not expect that adopting this standard on or after May 1, 2003 will affect our consolidated financial statements.

Disclosure of guarantees

Effective January 1, 2003, we adopted Accounting Guideline 14 (AcG-14), Disclosure of guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it ill have to make payments under the guarantees. Please see Note 12, Contractual obligations, commercial commitments and contingencies, for more information.

      Although the disclosure requirements of this guideline have been mostly harmonized with similar guidance in the United States, unlike the U.S. standard, this guideline does not require the fair value recognition of guarantees on the balance sheet and does not extend to product warranties.

Consolidation of variable interest entities

In April 2003, the CICA approved a draft accounting guideline on the consolidation of special purpose entities. The guideline provides clarification on the consolidation of those entities defined as “Variable Interest Entities,” when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline is consistent, in all material respects, with the recently issued U.S. standard.

      The guideline comes into effect in 2004. We currently conduct certain transactions through special purpose entities and are assessing the structure of these transactions against the criteria set out in the guideline.

Asset retirement obligations

The CICA recently issued a new section in the CICA Handbook, section 3110, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.

      Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

      This section comes into effect in 2004. We are currently evaluating the impact of this standard on our financial statements.

2. SEGMENTED INFORMATION

We operate under four segments, the Bell Canada Segment, Bell Globemedia, BCE Emergis and BCE Ventures. Our segments are organized by products and services, and reflect how we classify our operations for planning and measuring performance.

      Effective January 1, 2003, the results of Bell Canada Holdings Inc., Bell Canada’s holding company, are now classified under Corporate and other, whereas previously they were classified under the Bell Canada Segment.

For the three months ended March 31 ($ millions)	2003	2002	(1)

Operating revenues
Bell Canada Segment	External	4,229	4,261
	Inter-segment	30	42

		4,259	4,303
Bell Globemedia	External	326	302
	Inter-segment	9	10

		335	312
BCE Emergis	External	100	93
	Inter-segment	24	39

		124	132
BCE Ventures	External	246	204
	Inter-segment	62	59

		308	263
Corporate and other	External	1	2
	Inter-segment	4	4

	5	6

Less: Inter-segment eliminations	(129)	(154)

Total operating revenues	4,902	4,862

Net earnings applicable to common shares
Bell Canada Segment	427	314
Bell Globemedia	(2)	1
BCE Emergis	6	(15)
BCE Ventures	39	24
Corporate and other, including inter-segment eliminations	3	31

Total earnings from continuing operations	473	355
Discontinued operations	–	(45)
Dividends on preferred shares	(15)	(13)

Total net earnings applicable to common shares	458	297

(1) Refer to Note 1, Significant accounting policies, for the basis of presentation.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS

CGI Group Inc. (CGI)’s acquisition of Cognicase Inc. (Cognicase)

During the first quarter of 2003, CGI acquired 100% of the outstanding common shares of Cognicase for $347 million, representing a total cash consideration of $206 million and a total share consideration of $141 million. As a result of the acquisition, BCE Inc.’s equity ownership interest in CGI was reduced from 31.5% to 29.9%, and a dilution gain of $5 million was recognized. Our proportionate share of the preliminary purchase price allocation was to tangible assets ($59 million), liabilities ($95 million) and goodwill and other intangible assets ($140 million).

4. OTHER INCOME

For the three months ended March 31 ($ millions)	2003	2002

Foreign currency (gains) losses	(33)	–
Other	(15)	(2)

Other income	(48)	(2)

5. INTEREST EXPENSE

For the three months ended March 31 ($ millions)	2003	2002

Interest expense on long-term debt	272	245
Interest expense on other debt	12	16

Total interest expense	284	261

 6. DISCONTINUED OPERATIONS

The net loss of $45 million in the first quarter of 2002 relates to operating losses of Teleglobe. The financial results of Teleglobe were reclassified as a discontinued operation effective April 24, 2002.

The table below provides a summarized statement of operations for the discontinued operations.

For the three months ended March 31 ($ millions)	2003	2002

Revenue	–	411

Operating loss from discontinued operations, before tax	–	(76)
Income tax recovery on operating loss	–	20
Non-controlling interest	–	11

Net loss from discontinued operations	–	(45)

As at March 31, 2003 and December 31, 2002, included in our balance sheet is an investment in Bell Canada International Inc. (BCI) of $50 million. The financial results of BCI were reclassified as a discontinued operation effective January 1, 2002.

7. EARNINGS PER SHARE DISCLOSURES

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations for earnings from continuing operations:

For the three months ended March 31	2003	2002 (1)

Earnings from continuing operations (numerator) ($ millions)
Earnings from continuing operations	473	355
Dividends on preferred shares	(15)	(13)

Earnings from continuing operations – basic	458	342
Assumed exercise of put options by CGI shareholders	4	3

Earnings from continuing operations – diluted	462	345

Weighted average number of common shares outstanding
(denominator) (millions)
Weighted average number of common shares outstanding – basic	917.1	808.6
Assumed exercise of stock options	1.9	2.6
Assumed exercise of put options by CGI shareholders	9.1	13.0

Weighted average number of common shares outstanding – diluted	928.1	824.2

(1) Refer to Note 1, Significant accounting policies, for the basis of presentation.

8. INDEFINITE-LIFE INTANGIBLE ASSETS

($ millions)	2003

Intangible assets, January 1	900
Capitalized interest on spectrum licences	6

Intangible assets, March 31	906

Consisting of:
Spectrum licences	760
Television licences	128
Cable licences	18

Total	906

Capitalized interest on spectrum licences for the three-month period ended March, 31, 2002 was $4 million.

9. GOODWILL

($ millions)	2003

Goodwill, January 1	10,118
Goodwill acquired during the period	83
Other	(12)

Goodwill, March 31	10,189

10. SHARE CAPITAL

(i) Preferred shares

On February 28, 2003, BCE Inc. issued 20 million Series AC preferred shares for total proceeds of $510 million. 6 million of the 20 million Series AC preferred shares were issued under a public offering for a subscription price of $153 million. The remaining 14 million Series AC preferred shares were issued to the holders of BCE Inc.’s 14 million Series U preferred shares. BCE Inc. elected to exercise its option to buy all of the Series U preferred shares for $357 million (including a $7 million premium on redemption). The holders of the Series U preferred shares then used the proceeds from the sale of their shares to buy the 14 million Series AC preferred shares for the subscription price of $357 million.

(ii) Common shares and Class B shares

The table below provides details about the outstanding common shares of BCE Inc. No Class B Shares were outstanding at March 31, 2003.

Stated
Number	capital
of shares	($ millions)

Outstanding, January 1, 2003	915,867,928	16,520
Shares issued (under employee stock option,
employee savings and dividend reinvestment plans)	2,186,302	61

Outstanding, March 31, 2003	918,054,230	16,581

11. STOCK-BASED COMPENSATION PLANS

BCE Inc. stock options
The table below provides a summary of the status of BCE Inc.’s stock option programs.

Weighted
average
Number	exercise
of shares	price

Outstanding, January 1, 2003	20,470,700	$33
Granted	5,351,051	$28
Exercised	(73,198)	$14
Expired/forfeited	(447,610)	$35

Outstanding, March 31, 2003	25,300,943	$32

Exercisable, March 31, 2003	9,385,310	$34

Teleglobe stock options
Since we acquired a controlling interest in Teleglobe in November 2000, holders of Teleglobe stock options have been allowed to exercise their options under their original terms, except that when they exercise their options, they will receive 0.91 of one BCE Inc. common share for every Teleglobe stock option they hold.
      The table below provides a summary of the status of Teleglobe’s stock option programs, which are incremental to BCE Inc.’s stock option programs.

11. STOCK-BASED COMPENSATION PLANS (continued)

Weighted
Number	average
of BCE Inc.	exercise
shares	price

Outstanding, January 1, 2003	4,266,723	$37
Exercised	(64,847)	$22
Expired/forfeited	(338,336)	$40

Outstanding, March 31, 2003	3,863,540	$35

Exercisable, March 31, 2003	3,863,540	$35

Assumptions used in stock option pricing model

The table below shows the assumptions used in determining stock-based compensation expense under the Black-Scholes option pricing model.

For the three months ended March 31	2003	2002

Compensation cost ($ millions)	8	2

Dividend yield	3.6%	3.2%
Expected volatility	30%	30%
Risk-free interest rate	4.1%	4.7%
Expected life (years)	4.5	4.5
Number of options granted	5,351,051	6,716,134
Weighted average fair value of options granted ($)	6	8

12. CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES

 Contractual obligations
 The table below provides a summary of our contractual obligations at March 31, 2003 and for the full years ended thereafter.

($ millions)	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt
(excluding capital leases)	1,302	2,195	1,347	1,136	1,865	8,142	15,987
Capital leases (a)	94	111	64	50	38	97	454
Notes payable and bank advances	216	–	–	–	–	–	216
Operating leases	361	390	356	306	285	1,694	3,392
Purchase obligations	472	318	209	200	135	346	1,680
Other contractual obligations	313	186	109	36	5	11	660

Total	2,758	3,200	2,085	1,728	2,328	10,290	22,389

     (a) The imputed interest to be paid in connection with the capital leases amounts to $108 million.

   Commercial Commitments

($ millions)	Committed	Non-Committed	Total

BCE Inc. bridge facility	834		834
Commercial paper credit lines	1,451	2,000	3,451
Other credit facilities including letters of credit	1,711	455	2,166

Total	3,996	2,455	6,451

Drawn	2,137	98	2,235
Undrawn	1,859	2,357	4,216

In addition, BCE Inc. and Bell Canada can issue Class E Notes which may be extended in certain circumstances and are not supported by committed lines of credit. The maximum principal amount of Class E Notes that BCE Inc. may issue is $360 million and that Bell Canada may issue is $400 million. At March 31, 2003, Bell Canada had $30 million Class E Notes outstanding and BCE Inc. had no Class E Notes outstanding. Included in the drawn portion of our commercial commitments are issued letters of credit of $192 million under our committed facilities and $80 million under our non-committed facilities.

At March 31, 2003, BCE Inc. and Bell Canada had no amounts outstanding under their commercial paper programs.

Canadian Radio-television and Telecommunications Commission
CRTC Price Cap decision

The Price Cap decision of May 2002 made a number of changes to the rules governing local service in Canada’s telecommunications industry for the next four years. One of the changes is a new mechanism, called the deferral account, which will be used to fund initiatives such as service improvement or reduced rates and/or rebates. We estimate our commitment relating to this decision to be $83 million at March 31, 2003.

Guarantees

In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, the sale of services, securitization agreements and operating leases.

      These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events including breaches of representations and warranties, intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, we may from time to time agree to compensate the purchaser for certain costs that may result from certain future events such as the failure of the disposed business to reach certain operational thresholds (earn-out guarantees), the resolution of contingent liabilities of the disposed businesses or the reassessment of prior tax filings of the corporations carrying on the business.

      Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount, although certain agreements do contain a specified maximum potential exposure representing a cumulative amount of approximately $4.3 billion. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have not made any significant payments under such indemnifications. As at March 31, 2003, an aggregate amount of $42 million has been accrued in the consolidated balance sheet with respect to these indemnification undertakings, relating mainly to environmental liabilities.

12. CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES (continued)

Off-balance sheet arrangements

SALE OF ACCOUNTS RECEIVABLE

Bell Canada sold accounts receivable to a securitization trust for a total of $900 million in cash, under an agreement that came into effect on December 12, 2001 and expires on December 12, 2006. Bell Canada carried a retained interest in the transferred accounts receivable of $124 million at March 31, 2003, which equalled the amount of overcollateralization in the receivables transferred.

      Aliant Inc. (Aliant) sold accounts receivable to a securitization trust for a total of $135 million in cash, under an agreement that came into effect on December 13, 2001 and expires on December 13, 2006. Aliant carried a retained interest in the transferred accounts receivable of $30 million at March 31, 2003.

      Bell Canada and Aliant continue to service the accounts receivable. The buyers’ interest in collections of these accounts receivable ranks ahead of the interest of Bell Canada and Aliant. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables under securitization and have provided various credit enhancements in the form of overcollateralization and subordination of its retained interests.

      The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers fail to pay amounts owed on time.

SHARED SERVICES AGREEMENT

Effective June 22, 2001, Bell Canada entered into a 10-year service contract with a special purpose entity. This contract will allow Bell Canada to reduce systems and administrative costs over time by streamlining and enhancing its systems and processes. Bell Canada is committed to paying approximately $150 million in service fees over the first three years of the agreement.

In 2004, Bell Canada may:

■ exercise an option to buy the special purpose entity at fair market value, or

■ maintain the service contract for the remaining seven years and commit to paying at least $420 million more in service fees to the special purpose entity.

     As at March 31, 2003, the special purpose entity had $113 million of total assets, of which $92 million are capital assets, and $127 million of total liabilities, of which $121 million is long-term debt.

SALE LEASEBACK TRANSACTIONS

In our long-term debt balance at March 31, 2003, we had capital leases of $72 million net of loans receivable of $316 million. These obligations were from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunication equipment for total proceeds of $399 million. Some of the proceeds were invested in interest-bearing loans receivable.

Contingencies

AGREEMENT WITH MANITOBA TELECOM SERVICES INC. (MTS)

The agreement between Bell Canada and MTS to create Bell West Inc. (Bell West) includes put and call options relating to MTS’ 40% ownership of Bell West.
      Under the terms of the put option, MTS can require Bell Canada to buy its interest in Bell West:

■ in February 2004 at a guaranteed floor value of $458 million plus ongoing incremental funding invested by MTS. The put price includes an 8% return on the incremental funding. The floor value was $574 million at March 31, 2003

■ in January 2007 at fair market value less 12.5%

■ at fair market value less 12.5%, under certain circumstances.

     If MTS does not exercise its put option, Bell Canada can exercise its call option. Under the terms of the call option, Bell Canada has the option to buy MTS’ interest:

■ in March 2004 at the greater of the floor value described above and fair market value

■ in February 2007 at fair market value

■ at fair market value if control of MTS goes to a party other than Bell Canada or its affiliates.

Bell Canada has not received any formal notice from MTS that it plans to exercise the put option.

AGREEMENT WITH CGI

We entered into an agreement on July 1, 1998 with CGI’s three majority individual shareholders. The agreement includes put and call options, and rights of first refusal, on the CGI shares held by these shareholders.
     The put options initially gave these CGI shareholders the right to gradually sell a portion of their shares to us until January 4, 2004. The call option initially gave us the one-time right to buy all of their CGI shares that we would not have already bought, during the period from January 5, 2004 to January 4, 2006.

     The exercise price per share of any put or call option is 115% of the 20-day average market price of CGI shares before the exercise date, payable in BCE Inc. common shares. If the options are fully exercised, our equity ownership interest in CGI will increase to approximately 40%.

     In December 2002, we informed CGI that our prior publicly stated intention to dispose of the control block in CGI following the exercise of the put and call rights in 2003 and 2004 is no longer our preferred course of action.

     We began discussions with CGI about the future of our investment in CGI. No final decisions have been made, but we have started discussions to develop a plan to:

■   realize the maximum value of our investment in CGI

■   enhance the value of CGI by taking steps to retain CGI’s management and to ensure that the company continues to deliver high-quality services to its customers.

     In December 2002, in order to allow enough time for these discussions, CGI’s three majority individual shareholders had agreed to defer the exercise date of the put options until April 15, 2003.

     On April 15, 2003, BCE Inc. and CGI confirmed that their discussions are continuing and while no final decisions have been made, they are committed to reaching a final agreement by August 1, 2003. However, there can be no assurance as to the outcome of these discussions.

12. CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES (continued)
      To allow enough time to conclude these discussions:

■   CGI’s three majority individual shareholders have agreed to defer the exercise date of the put options until after August 1, 2003

■   BCE Inc. has agreed that its disposition rights will not be exercisable until after August 1, 2003

■   both parties have agreed to extend the termination date of the put options from January 4, 2004 to August 1, 2004, defer the commencement of BCE Inc.’s two-year call option period from January 6, 2004 to August 2, 2004, and defer the final termination date of the agreement from January 5, 2006 to August 1, 2006.

LITIGATION

Teleglobe lending syndicate lawsuit

On July 12, 2002, some members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate (the plaintiffs) filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice.

     The claim makes several allegations, including that BCE Inc. and its management, in effect, made a legal commitment to repay the advances the plaintiffs made as members of the lending syndicate, and that the court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.

     The plaintiffs claim damages of US$1.19 billion, plus interest and costs, which they allege is equal to the amount they advanced. This represents approximately 95.2% of the total US$1.25 billion that the lending syndicate advanced.

    While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences, and it intends to vigorously defend its position.

Kroll Restructuring lawsuit

In February 2003, a lawsuit was filed in the Ontario Superior Court of Justice by Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe, against five former directors of Teleglobe. This lawsuit was filed in connection with Teleglobe’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.

The plaintiff is seeking a declaration that such redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe all amounts paid or distributed on such redemption and retraction, being an aggregate of approximately $661 million, plus interest.

      While BCE Inc. is not a defendant in this lawsuit, Teleglobe was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former Teleglobe directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

      While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that the defendants have strong defences and that the claims of the plaintiffs will be vigorously defended against.

Other litigation

We become involved in various other claims and litigation as a regular part of our business. While no one can predict the final outcome of claims and litigation that were pending at March 31, 2003, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

BCE Inc. 1000, rue de La Gauchetière Ouest Bureau 3700 Montréal (Québec) H3B 4Y7 www.bce.ca Communications e-mail: bcecomms@bce.ca tel: 1 888 932-6666 fax: (514) 870 4385	This document has been filed by BCE Inc. with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can also be found on BCE Inc.’s Web site at http://www.bce.ca/ or is available upon request from:

Investor Relations
e-mail: investor.relations@bce.ca
tel: 1 800 339-6353
fax: (514) 786-3970	For further information concerning the Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

Computershare Trust
Company of Canada
100 University Avenue, 9th Floor,
Toronto, Ontario M5J 2Y1
tel: (514) 982-7555
or 1 800 561-0934
fax: (416) 263-9394
or 1 888 453-0330
e-mail: bce@computershare.com

PRINTED IN CANADA

First Quarter 2003 Supplementary Financial Information

For further information,
please contact:

BCE Investor Relations

Sophie Argiriou
(514) 786-8145
sophie.argiriou@bell.ca

George Walker
(514) 870-2488
george.walker@bell.ca

BCE Inc. Supplementary Financial Information - First Quarter 2003 Page 1

			BCE Consolidated
		Consolidated Operational Data

	Q1	Q1
($ millions, except per share amounts)	2003	2002	$ change	% change

Operating revenues	4,902	4,862	40	0.8%
Operating expenses	(3,082)	(3,054)	(28)	(0.9%)

EBITDA (a)	1,820	1,808	12	0.7%
Amortization expense	(776)	(772)	(4)	(0.5%)
Net benefit plans (expense) credit	(42)	6	(48)	n.m.

Operating income	1,002	1,042	(40)	(3.8%)
Other income	48	2	46	n.m.
Interest expense	(284)	(261)	(23)	(8.8%)

Earnings from continuing operations before
income taxes and non-controlling interest	766	783	(17)	(2.2%)
Income taxes	(245)	(292)	47	16.1%
Non-controlling interest	(48)	(136)	88	64.7%

Earnings from continuing operations	473	355	118	33.2%
Discontinued operations	-	(45)	45	100.0%

Net earnings	473	310	163	52.6%
Dividends on preferred shares	(15)	(13)	(2)	(15.4%)

Net earnings applicable to common shares	458	297	161	54.2%

Net earnings per common share - basic
Continuing operations	$0.50	$0.42	$0.08	19.0%
Net earnings	$0.50	$0.37	$0.13	35.1%
Net earnings per common share - diluted
Continuing operations	$0.50	$0.42	$0.08	19.0%
Net earnings	$0.50	$0.36	$0.14	38.9%
Dividends per common share	$0.30	$0.30	-	-
Average number of common shares outstanding (millions)	917.1	808.6

The following non-recurring items are included in net earnings:
Discontinued operations	-	(45)	45	100.0%

Total	-	(45)	45	100.0%
Impact on net earnings per share	$-	$(0.06)	$0.06

Net earnings per share before non-recurring items (a)	$0.50	$0.42	$0.08	19.0%
Return on equity (ROE) before non-recurring items - Annualized (a)	16.4%	8.8%	n.m.	7.6	pts
n.m. : not meaningful

(a) EBITDA (earnings before interest, taxes, depreciation and amortization) and net earnings before non-recurring items do not have any standardized meaning under Canadian GAAP. Please see Non-GAAP measures on page 4 of the MD&A for more details.

BCE Inc. Supplementary Financial Information - First Quarter 2003 Page 2

				BCE Consolidated
	Consolidated Operational Data - Historical Trend

		Total
($ millions, except per share amounts)	Q1 03	2002	Q4 02	Q3 02	Q2 02	Q1 02

Operating revenues	4,902	19,963	5,237	4,873	4,991	4,862
Operating expenses	(3,082)	(12,451)	(3,394)	(2,948)	(3,055)	(3,054)

EBITDA	1,820	7,512	1,843	1,925	1,936	1,808
Amortization expense	(776)	(3,146)	(794)	(771)	(809)	(772)
Net benefit plans (expense) credit	(42)	33	8	7	12	6
Restructuring and other charges	-	(887)	(395)	(79)	(413)	-

Operating income	1,002	3,512	662	1,082	726	1,042
Other income (expense)	48	2,468	2,242	(4)	228	2
Impairment charge	-	(770)	(770)	-	-	-
Interest expense	(284)	(1,161)	(349)	(288)	(263)	(261)

Earnings from continuing operations before
income taxes and non-controlling interest	766	4,049	1,785	790	691	783
Income taxes	(245)	(1,561)	(727)	(300)	(242)	(292)
Non-controlling interest	(48)	(658)	(263)	(125)	(134)	(136)

Earnings from continuing operations	473	1,830	795	365	315	355
Discontinued operations	-	577	917	-	(295)	(45)

Net earnings	473	2,407	1,712	365	20	310
Dividends on preferred shares	(15)	(59)	(16)	(16)	(14)	(13)

Net earnings applicable to common shares	458	2,348	1,696	349	6	297

Net earnings per common share - basic
Continuing operations	$0.50	$2.07	$0.88	$0.40	$0.37	$0.42
Net earnings	$0.50	$2.66	$1.88	$0.40	$0.01	$0.37
Net earnings per common share - diluted
Continuing operations	$0.50	$2.06	$0.87	$0.40	$0.37	$0.42
Net earnings	$0.50	$2.62	$1.85	$0.40	$0.01	$0.36
Dividends per common share	$0.30	$1.20	$0.30	$0.30	$0.30	$0.30
Average number of common shares outstanding (millions)	917.1	847.9	909.1	864.1	808.7	808.6

The following non-recurring items are included in net
earnings:
Discontinued operations	-	577	917	-	(295)	(45)
Restructuring and other charges	-	(504)	(251)	(37)	(216)	-
Net gains on sale of investments and dilution gains	-	1,364	1,230	12	122	-
Impairment charge	-	(530)	(530)	-	-	-
Other	-	(25)	(25)	-	-	-

Total	-	882	1,341	(25)	(389)	(45)
Impact on net earnings per share	$-	$0.93	$1.48	$(0.03)	$(0.48)	$(0.06)

Net earnings per share before non-recurring items	$0.50	$1.73	$0.39	$0.43	$0.49	$0.42
Return on equity (ROE) before non-recurring items - Annualized	16.4%	13.1%	14.0%	18.4%	14.2%	8.8%

BCE Inc. Supplementary Financial Information - First Quarter 2003 Page 3

						BCE Consolidated
						Segmented Data

				Q1	Q1
($ millions, except where otherwise indicated)				2003	2002	$ change	% change

Revenues
Bell Canada				4,259	4,303	(44)	(1.0%)
Bell Globemedia				335	312	23	7.4%

Advertising				235	219	16	7.3%
Subscriber				74	73	1	1.4%
Production and Sundry				26	20	6	30.0%

BCE Emergis				124	132	(8)	(6.1%)

eFinance Solutions				62	65	(3)	(4.6%)
eHealth Solutions				62	67	(5)	(7.5%)

BCE Ventures				308	263	45	17.1%

CGI				224	171	53	31.0%
Telesat				79	77	2	2.6%
Other				5	15	(10)	(66.7%)

Corporate and other (including inter-segment eliminations)				(124)	(148)	24	16.2%

Total revenues				4,902	4,862	40	0.8%

EBITDA
Bell Canada				1,724	1,755	(31)	(1.8%)

Bell Canada (including Aliant)				1,730	1,805	(75)	(4.2%)
Bell ExpressVu				(6)	(50)	44	88.0%

Bell Globemedia				37	33	4	12.1%
BCE Emergis				15	(20)	35	n.m.
BCE Ventures		`		84	77	7	9.1%

CGI				32	25	7	28.0%
Telesat				50	47	3	6.4%
Other				2	5	(3)	(60.0%)

Corporate and other (including inter-segment eliminations)				(40)	(37)	(3)	(8.1%)

Total EBITDA				1,820	1,808	12	0.7%

EBITDA margin (%)				37.1%	37.2%
EBITDA : Interest expense				6.41	6.93

Net earnings applicable to common shares
Bell Canada				427	314	113	36.0%

Bell Canada (including Aliant)				454	361	93	25.8%
Bell ExpressVu				(27)	(47)	20	42.6%

Bell Globemedia				(2)	1	(3)	n.m.
BCE Emergis				6	(15)	21	n.m.
BCE Ventures				39	24	15	62.5%

CGI				18	11	7	63.6%
Telesat				20	13	7	53.8%
Other				1	-	1	n.m.

Corporate and other (including inter-segment eliminations)				(12)	18	(30)	n.m.
Discontinued operations				-	(45)	45	100.0%

Total net earnings applicable to common shares				458	297	161	54.2%

Proportionate EBITDA, proportionate debt and preferreds
As at March 31, 2003
	BCE		EBITDA	Proportionate	Net debt and	Proportionate net
	Ownership (%)		(Trailing 12-month)	EBITDA	preferreds	debt and preferreds

Bell Canada
Bell Canada (excl. Aliant & ExpressVu)	100%		6,352	6,352	11,310		11,310	(a)
Aliant	53%		932	494	1,286		682
ExpressVu	100%		(132)	(132)	(15)		(15)	(b)

Total Bell Canada			7,152	6,714	12,581		11,977
Bell Globemedia	69%		149	102	662		453
BCE Emergis	65%		58	38	(50)		(32)
BCE Ventures
CGI	30%		106	106	85		85
Telesat	100%		187	187	483		483
Other	100%		1	1	98		98

Total BCE Ventures			294	294	666		666
Corporate	100%		(164)	(164)
Perpetual Preferred Shares					1,670		1,670
Retractable Preferred Shares					352		352
Debt due within one year					-		-
Long term debt					3,148		3,148
less:
Cash and cash equivalents					(917)		(917)
Nortel common shares at market					(43)		(43)

Total Corporate					4,210		4,210

Total					18,069		17,274

 (a)  Net of $1.8 billion of intersegment debt.
  (b) Net of $452 million of intersegment debt.

n.m. : not meaningful

BCE Inc. Supplementary Financial Information - First Quarter 2003 Page 4

				BCE Consolidated
		Segmented Data - Historical Trend

		Total
($ millions, except where otherwise indicated)	Q1 03	2002	Q4 02	Q3 02	Q2 02	Q1 02

Revenues
Bell Canada	4,259	17,685	4,597	4,366	4,419	4,303
Bell Globemedia	335	1,290	379	273	326	312

Advertising	235	913	284	180	230	219
Subscriber	74	287	72	72	70	73
Production and Sundry	26	90	23	21	26	20

BCE Emergis	124	540	131	135	142	132

eFinance Solutions	62	264	68	65	66	65
eHealth Solutions	62	276	63	70	76	67

BCE Ventures	308	1,064	282	258	261	263

CGI	224	709	185	177	176	171
Telesat	79	327	95	77	78	77
Other	5	28	2	4	7	15

Corporate and other (including inter-segment eliminations)	(124)	(616)	(152)	(159)	(157)	(148)

Total revenues	4,902	19,963	5,237	4,873	4,991	4,862

EBITDA
Bell Canada	1,724	7,183	1,715	1,874	1,839	1,755

Bell Canada (including Aliant)	1,730	7,359	1,777	1,913	1,864	1,805
Bell ExpressVu	(6)	(176)	(62)	(39)	(25)	(50)

Bell Globemedia	37	180	72	17	58	33
BCE Emergis	15	23	20	12	11	(20)
BCE Ventures	84	287	71	66	73	77

CGI	32	99	25	21	28	25
Telesat	50	184	47	44	46	47
Other	2	4	(1)	1	(1)	5

Corporate and other (including inter-segment eliminations)	(40)	(161)	(35)	(44)	(45)	(37)

Total EBITDA	1,820	7,512	1,843	1,925	1,936	1,808

EBITDA margin (%)	37.1%	37.6%	35.2%	39.5%	38.8%	37.2%
EBITDA : Interest expense	6.41	6.47	5.28	6.68	7.36	6.93

Net earnings applicable to common shares
Bell Canada	427	2,348	1,357	324	353	314

Bell Canada (including Aliant)	454	2,535	1,430	356	388	361
Bell ExpressVu	(27)	(187)	(73)	(32)	(35)	(47)

Bell Globemedia	(2)	(492)	(493)	(11)	11	1
BCE Emergis	6	(55)	7	15	(62)	(15)
BCE Ventures	39	129	31	15	59	24

CGI	18	43	14	7	11	11
Telesat	20	56	19	8	16	13
Other	1	30	(2)	-	32	-

Corporate and other (including inter-segment eliminations)	(12)	(159)	(123)	6	(60)	18
Discontinued operations	-	577	917	-	(295)	(45)

Total net earnings applicable to common shares	458	2,348	1,696	349	6	297

BCE Inc. Supplementary Financial Information - First Quarter 2003 Page 5

	BCE Consolidated
	Consolidated Balance Sheet Data

	March 31	December 31
($ millions, except where otherwise indicated)	2003	2002

ASSETS
Current assets
Cash and cash equivalents	1,988	306
Accounts receivable	2,228	2,343
Other current assets	1,015	783

Total current assets	5,231	3,432
Capital assets	20,513	20,640
Other long-term assets	3,980	4,016
Indefinite-life intangible assets	906	900
Goodwill	10,189	10,118

Total assets	40,819	39,106

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,534	3,834
Debt due within one year	1,612	2,026

Total current liabilities	5,146	5,860
Long-term debt	15,045	13,395
Other long-term liabilities	3,993	3,652

Total liabilities	24,184	22,907

Non-controlling interest	3,641	3,584

SHAREHOLDERS' EQUITY
Preferred shares	1,670	1,510

Common shareholders' equity
Common shares	16,581	16,520
Contributed surplus	1,019	1,010
Deficit	(6,258)	(6,435)
Currency translation adjustment	(18)	10

Total common shareholders' equity	11,324	11,105

Total shareholders' equity	12,994	12,615

Total liabilities and shareholders' equity	40,819	39,106

Number of common shares outstanding	918.1	915.9

Capital Structure

Net debt : Total Capitalization	47.5%	48.8%
Net debt : Trailing 12 month EBITDA	2.00	2.06

BCE Inc. Supplementary Financial Information - First Quarter 2003 Page 6

		BCE Consolidated
	Consolidated Cash Flow Data

	Q1	Q1
($ millions, except where otherwise indicated)	2003	2002	$ change

Cash flows from operating activities
Earnings from continuing operations	473	355	118
Adjustments to reconcile earnings from continuing
operations to cash flows from operating activities:
Amortization expense	776	772	4
Net benefit plans expense (credit)	42	(6)	48
Future income taxes	(2)	(5)	3
Non-controlling interest	48	136	(88)
Other items	6	(37)	43
Change in non-cash working capital	(157)	(657)	500

	1,186	558	628

Capital expenditures	(601)	(861)	260
Other items	(37)	(30)	(7)
Preferred dividends and dividends paid by subsidiaries
to non-controlling interest	(55)	(78)	23

Free Cash Flow from operations, before common dividends	493	(411)	904
Common dividends	(257)	(243)	(14)

Free Cash Flow from operations, after common dividends	236	(654)	890
Investments	(61)	(94)	33
Divestitures	5	148	(143)

Free Cash Flow after investments and divestitures	180	(600)	780

Other financing activities
Decrease in notes payable and bank advances	(113)	(29)	(84)
Issue of long-term debt	1,792	1,252	540
Repayment of long-term debt	(381)	(100)	(281)
Issue of common shares	5	2	3
Issue of preferred shares	510	510	-
Redemption of preferred shares	(357)	(306)	(51)
Issue of equity securities and convertible debentures by
subsidiaries to non-controlling interest	73	7	66
Redemption of preferred shares by subsidiaries	(19)	-	(19)
Other items	(5)	(6)	1

	1,505	1,330	175

Effect of exchange rate changes on cash and cash equivalents	(3)	-	(3)

Cash provided by continuing operations	1,682	730	952
Cash used in discontinued operations	-	(407)	407

Net increase in cash and cash equivalents	1,682	323	1,359
Cash and cash equivalents at beginning of period	306	569	(263)

Cash and cash equivalents at end of period	1,988	892	1,096

Other information

Capital expenditures as a percentage of revenues	12.3%	17.7%	5.4	pts
Cash flow per share (1)	$0.64	$(0.37)	$1.01
Annualized cash flow yield (2)	8.0%	(7.3%)	15.3	pts
Common dividend payout	56.1%	81.8%	25.7	pts

BCE Inc. Supplementary Financial Information - First Quarter 2003 Page 7

				BCE Consolidated
	Consolidated Cash Flow Data - Historical Trend

		Total
($ millions, except where otherwise indicated)	Q1 03	2002	Q4 02	Q3 02	Q2 02	Q1 02

Cash flows from operating activities
Earnings from continuing operations	473	1,830	795	365	315	355
Adjustments to reconcile earnings from continuing
operations to cash flows from operating activities:
Amortization expense	776	3,146	794	771	809	772
Net benefit plans expense (credit)	42	(33)	(8)	(7)	(12)	(6)
Restructuring and other charges	-	805	333	67	405	-
Impairment charge	-	770	770	-	-	-
Net gains on investments	-	(2,435)	(2,260)	(11)	(164)	-
Future income taxes	(2)	570	586	106	(117)	(5)
Non-controlling interest	48	658	263	125	134	136
Other items	6	(188)	14	(82)	(83)	(37)
Change in non-cash working capital	(157)	(592)	(96)	152	9	(657)

	1,186	4,531	1,191	1,486	1,296	558

Capital expenditures	(601)	(3,771)	(1,074)	(904)	(932)	(861)
Other items	(37)	10	5	18	17	(30)
Preferred dividends and dividends paid by subsidiaries
to non-controlling interest	(55)	(511)	(160)	(146)	(127)	(78)

Free Cash Flow from operations, before common dividends	493	259	(38)	454	254	(411)
Common dividends	(257)	(999)	(271)	(243)	(242)	(243)

Free Cash Flow from operations, after common dividends	236	(740)	(309)	211	12	(654)
Investments	(61)	(6,604)	(5,097)	(1,399)	(14)	(94)
Divestitures	5	3,230	2,761	14	307	148

Free Cash Flow after investments and divestitures	180	(4,114)	(2,645)	(1,174)	305	(600)

Other financing activities
Increase (decrease) in notes payable and bank advances	(113)	(210)	(636)	(60)	515	(29)
Issue of long-term debt	1,792	4,908	2,508	1,105	43	1,252
Repayment of long-term debt	(381)	(2,893)	(2,091)	(299)	(403)	(100)
Issue of common shares	5	2,693	303	2,381	7	2
Purchase of common shares for cancellation	-	-	-	-	-	-
Issue of preferred shares	510	510	-	-	-	510
Redemption of preferred shares	(357)	(306)	-	-	-	(306)
Costs relating to the issance of common and preferred shares	-	(78)	-	(78)	-	-
Issue of equity securities and convertible debentures by
subsidiaries to non-controlling interest	73	206	5	44	150	7
Redemption of preferred shares by subsidiaries	(19)	-		-	-	-
Other items	(5)	(46)	(10)	(40)	10	(6)

	1,505	4,784	79	3,053	322	1,330

Effect of exchange rate changes on cash and cash equivalents	(3)	3	2	1	-	-

Cash provided by (used in) continuing operations	1,682	673	(2,564)	1,880	627	730
Cash used in discontinued operations	-	(936)	-	-	(529)	(407)

Net increase (decrease) in cash and cash equivalents	1,682	(263)	(2,564)	1,880	98	323
Cash and cash equivalents at beginning of period	306	569	2,870	990	892	569

Cash and cash equivalents at end of period	1,988	306	306	2,870	990	892

Other information

Capital expenditures as a percentage of revenues	12.3%	18.9%	20.5%	18.6%	18.7%	17.7%
Cash flow per share (1)	$0.64	$0.90	$0.13	$0.67	$0.45	$(0.37)
Annualized cash flow yield (2)	8.0%	1.0%	(0.6%)	7.1%	4.8%	(7.3%)
Common dividend payout	56.1%	42.5%	16.0%	69.6%	n.m.	81.8%

n.m. : not meaningful

BCE Inc. Supplementary Financial Information - First Quarter 2003 Page 8

			Bell Canada segment
			Operational Data

	Q1	Q1
($ millions, except where otherwise indicated)	2003	2002	$ change	% change

Revenues
Local and access	1,500	1,519	(19)	(1.3%)
Long distance	646	648	(2)	(0.3%)
Wireless	570	504	66	13.1%
Data	933	905	28	3.1%
Bell ExpressVu	177	151	26	17.2%
Terminal sales and other	433	444	(11)	(2.5%)
Directory advertising	-	132	(132)	(100.0%)

	4,259	4,303	(44)	(1.0%)
Cash operating expenses	(2,535)	(2,548)	13	0.5%

EBITDA	1,724	1,755	(31)	(1.8%)

Bell Canada (including Aliant)	1,730	1,805	(75)	(4.2%)
Bell ExpressVu	(6)	(50)	44	88.0%

EBITDA margin (%)	40.5%	40.8%	n.m.	(0.3	) pts

Amortization expense	(735)	(715)	(20)	(2.8%)
Net benefit plans (expense) credit	(44)	8	(52)	n.m.

Operating income	945	1,048	(103)	(9.8%)
Interest expense	(249)	(278)	29	10.4%
Other income (expense)	42	(8)	50	n.m.

Earnings before income taxes and
non-controlling interest	738	762	(24)	(3.1%)
Income taxes	(252)	(293)	41	14.0%
Non-controlling interest	(28)	(35)	7	20.0%

Net earnings	458	434	24	5.5%
Dividends on preferred shares	(16)	(16)	-	0.0%
Interest on equity settled notes	(15)	(14)	(1)	(7.1%)

Net earnings applicable to common shares	427	404	23	5.7%

Other information
Capital expenditures	540	776	236	30.4%
Capital expenditures as a percentage of revenues (%)	12.7%	18.0%		5.3	pts

n.m. : not meaningful

BCE Inc. Supplementary Financial Information - First Quarter 2003 Page 9

			Bell Canada segment
		Operational Data - Historical Trend

		Total
($ millions, except where otherwise indicated)	Q1 03	2002	Q4 02	Q3 02	Q2 02	Q1 02

Revenues
Local and access	1,500	6,129	1,564	1,519	1,527	1,519
Long distance	646	2,579	635	651	645	648
Wireless	570	2,203	581	570	548	504
Data	933	3,770	1,024	908	933	905
Bell ExpressVu	177	638	176	156	155	151
Terminal sales and other	433	1,865	526	422	473	444
Directory advertising	-	501	91	140	138	132

	4,259	17,685	4,597	4,366	4,419	4,303
Cash operating expenses	(2,535)	(10,502)	(2,882)	(2,492)	(2,580)	(2,548)

EBITDA	1,724	7,183	1,715	1,874	1,839	1,755

Bell Canada (including Aliant)	1,730	7,359	1,777	1,913	1,864	1,805
Bell ExpressVu	(6)	(176)	(62)	(39)	(25)	(50)

EBITDA margin (%)	40.5%	40.6%	37.3%	42.9%	41.6%	40.8%

Amortization expense	(735)	(2,950)	(753)	(725)	(757)	(715)
Net benefit plans (expense) credit	(44)	38	9	10	11	8
Restructuring and other charges	-	(675)	(302)	(79)	(294)	-

Operating income	945	3,596	669	1,080	799	1,048
Interest expense	(249)	(1,145)	(301)	(290)	(276)	(278)
Other income (expense)	42	2,469	2,282	(33)	228	(8)
Impairment charge	-	(55)	(55)	-	-	-

Earnings before income taxes and
non-controlling interest	738	4,865	2,595	757	751	762
Income taxes	(252)	(1,600)	(760)	(302)	(245)	(293)
Non-controlling interest	(28)	(137)	(20)	(37)	(45)	(35)

Net earnings	458	3,128	1,815	418	461	434
Dividends on preferred shares	(16)	(63)	(15)	(16)	(16)	(16)
Interest on equity settled notes	(15)	(59)	(15)	(14)	(16)	(14)

Net earnings applicable to common shares	427	3,006	1,785	388	429	404

The following non-recurring items are included in net earnings:
Restructuring and other charges	-	(426)	(190)	(45)	(191)	-
Net gains on sale of investments and dilution gains	-	1,860	1,655	-	205	-
Impairment charge	-	(29)	(29)	-	-	-
Other	-	(22)	(4)	-	(18)	-

Total	-	1,383	1,432	(45)	(4)	-

Other information
Capital expenditures	540	3,428	981	839	832	776
Capital expenditures as a percentage of revenues (%)	12.7%	19.4%	21.3%	19.2%	18.8%	18.0%

BCE Inc. Supplementary Financial Information - First Quarter 2003 Page 10

		Bell Canada segment
		Statistical Data

	Q1	Q1
	2003	2002	% change

Wireline
Local
Network access services (k)
Residential	8,566	8,613	(0.5%)
Business	4,577	4,633	(1.2%)

Total network access services	13,143	13,246	(0.8%)
Estimated Local market share (%) - Bell Canada only
Residential (3)	97.9%	98.7%	(0.8)pts
Business	91.0%	91.8%	(0.8)pts

Total estimated local market share	95.4%	96.2%	(0.8)pts
SmartTouch feature revenues ($M)	231	232	(0.4%)

Long Distance
Conversation minutes (M)	4,872	4,649	4.8%
Average revenue per minute ($)	0.124	0.124	0.0%
Estimated market share (% based on revenues) - Bell Canada only	63.5%	63.2%	0.3	pts

Data

Data revenues ($M) (4)
Legacy	427	474	(9.9%)
Non-Legacy	506	431	17.4%

	933	905	3.1%

Equivalent access lines (5) (k) - Bell Canada only
Digital equivalent access lines	3,704	3,815	(2.9%)
Broadband equivalent access lines	13,808	9,431	46.4%

Internet subscribers(6)(k)
DSL High Speed Internet subscribers (k)	1,206	866	39.3%
Dial-up Internet subscribers (k)	940	1,036	(9.3%)

	2,146	1,902	12.8%

Wireless

Cellular & PCS Net activations (k)
Pre-paid	18	18	0.0%
Post-paid	52	76	(31.6%)

	70	94	(25.5%)
Cellular & PCS subscribers (k)
Pre-paid	997	984	1.3%
Post-paid	2,992	2,564	16.7%

	3,989	3,548	12.4%

Average revenue per unit ($/month)	45	43	4.7%
Pre-paid	11	11	0.0%
Post-paid	56	56	0.0%

Churn (%) (average per month)	1.4%	1.5%	0.1	pts
Pre-paid	1.9%	1.7%	(0.2	) pts
Post-paid	1.3%	1.5%	0.2	pts

Usage per subscriber (min/month)	201	181	11.0%

Cost of acquisition (7) ($/sub)	387	407	4.9%
Wireless EBITDA	219	178	23.0%
Wireless EBITDA margin	38.4%	35.3%	3.1	pts

Browser hits (M)	123	112	9.8%

Paging subscribers (k)	606	694	(12.7%)
Paging average revenue per unit ($/month)	10	10	0.0%

Bell ExpressVu (Direct-to-Home Satellite Service)
Total subscribers (k)	1,317	1,145	15.0%
Net subscriber activations (k)	13	76	(82.9%)
Average revenue per subscriber ($/month)	44	45	(2.2%)
Cost of acquisition ($/sub)	675	718	6.0%
Churn (%) (average per month)	1.0%	0.8%	(0.2	) pts

* Operating statistics are reported on a consolidated basis, except where otherwise noted.

BCE Inc. Supplementary Financial Information - First Quarter 2003 Page 11

			Bell Canada segment
		Statistical Data - Historical Trend

		Total
	Q1 03	2002	Q4 02	Q3 02	Q2 02	Q1 02

Wireline
Local
Network access services (k)
Residential	8,566		8,573	8,580	8,532	8,613
Business	4,577		4,581	4,607	4,630	4,633

Total network access services	13,143		13,154	13,187	13,162	13,246

Estimated Local market share (%) - Bell Canada only
Residential (3)	97.9%		97.9%	98.0%	98.3%	98.7%
Business	91.0%		91.3%	91.5%	91.6%	91.8%

Total estimated local market share	95.4%		95.5%	95.7%	95.9%	96.2%

SmartTouch feature revenues ($M)	231	923	231	230	230	232

Long Distance
Conversation minutes (M)	4,872	19,034	5,000	4,660	4,725	4,649
Average revenue per minute ($)	0.124	0.122	0.116	0.126	0.122	0.124
Estimated market share (% based on revenues) - Bell Canada only	63.5%		63.3%	63.9%	63.0%	63.2%

Data

Data revenues ($M) (4)
Legacy	427	1,864	486	451	453	474
Non-Legacy	506	1,906	538	457	480	431

	933	3,770	1,024	908	933	905

Equivalent access lines (5) (k) - Bell Canada only
Digital equivalent access lines	3,704		3,683	3,645	3,833	3,815
Broadband equivalent access lines	13,808		12,568	11,265	10,176	9,431

Internet subscribers (6) (k)
DSL High Speed Internet subscribers (k)	1,206		1,110	1,002	909	866
Dial-up Internet subscribers (k)	940		957	985	1,031	1,036

	2,146		2,067	1,987	1,940	1,902

Wireless

Cellular & PCS Net activations (k)
Pre-paid	18	13	22	(1)	(26)	18
Post-paid	52	452	196	63	117	76

	70	465	218	62	91	94
Cellular & PCS subscribers (k)
Pre-paid	997		979	957	958	984
Post-paid	2,992		2,940	2,744	2,681	2,564

	3,989		3,919	3,701	3,639	3,548

Average revenue per unit ($/month)	45	46	47	47	46	43
Pre-paid	11	12	10	12	13	11
Post-paid	56	59	60	60	59	56

Churn (%) (average per month)	1.4%	1.6%	1.7%	1.7%	1.5%	1.5%
Pre-paid	1.9%	2.0%	2.6%	2.0%	1.8%	1.7%
Post-paid	1.3%	1.5%	1.4%	1.6%	1.4%	1.5%

Usage per subscriber (min/month)	201	203	212	206	205	181

Cost of acquisition (7) ($/sub)	387	429	409	441	471	407
Wireless EBITDA	219	754	151	219	206	178
Wireless EBITDA margins	38.4%	34.2%	26.0%	38.4%	37.6%	35.3%

Browser hits (M)	123	392	99	87	94	112

Paging subscribers (k)	606		639	660	680	694
Paging average revenue per unit ($/month)	10	10	10	10	10	10

Bell ExpressVu (Direct-to-Home Satellite Service)
Total subscribers (k)	1,317		1,304	1,221	1,176	1,145
Net subscriber activations (k)	13	235	83	45	31	76
Average revenue per subscriber ($/month)	44	44	43	43	44	45
Cost of acquisition ($/sub)	675	690	667	630	769	718
Churn (%) (average per month)	1.0%	1.0%	0.9%	1.2%	1.0%	0.8%

* Operating statistics are reported on a consolidated basis, except where otherwise noted.

BCE Inc. Supplementary Financial Information - First Quarter 2003 Page 12

Accompanying notes

(1)	Cash flow per share is calculated as follows: Cash flow from operations less capital expenditures Average number of common shares outstanding during the period
(2)	Annualized cash flow yield is calculated as follows:

Free cash flow before common dividends, investments and divestitures
Number of common shares outstanding at end of period multiplied by share price at end of period

(3)	Bell Canada’s local market shares reflect losses to facilities-based competition only.
(4)	Legacy data revenues include digital transmission services such as MEGALINK TM, network access and Integrated Services Digital Network (ISDN) and Data, as well as, competitive network services and the sale of inter-networking equipment.

 Non-legacy data revenues include national and regional IP data, Internet and e-commerce.

(5)	Digital equivalent access lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines. Broadband equivalent access lines are derived by converting high capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

Conversion factors
DS-0	1
Basic ISDN	2
Primary ISDN	23
DS-1, DEA	24
DS-3	672
OC-3	2,016
OC-12	8,064
OC-48	32,256
OC-192	129,024
10 Base T	155
100 Base T	1,554
Gigabit E	15,554

(6)	DSL High Speed Internet subscribers include consumer, business and wholesale. Dial-up Internet subscribers include consumer and business.
(7)	Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber is reflected on a consolidated basis.

BCE Inc. Supplementary Financial Information - First Quarter 2003 Page 13

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

We have prepared the interim consolidated financial statements according to Canadian GAAP. The tables that follow are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.

STATEMENTS OF OPERATIONS

		2003			2002 (1)

For the three months ended March 31	Canadian		U.S.	Canadian		U.S.
($ millions, except share amounts) (unaudited)	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Operating revenues	4,902	-	4,902	4,862	-	4,862

Operating expenses (a) (b) (c) (k)	3,082	23	3,105	3,054	47	3,101
Amortization expense	776	-	776	772	-	772
Net benefit plans expense (credit) (d)	42	56	98	(6)	10	4

Total operating expenses	3,900	79	3,979	3,820	57	3,877

Operating income	1,002	(79)	923	1,042	(57)	985
Other (income) expense (c) (e) (l)	(48)	25	(23)	(2)	35	33
Interest expense (f)	284	(2)	282	261	-	261

Earnings from continuing operations before
income taxes and non-controlling interest	766	(102)	664	783	(92)	691
Income taxes (c) (g)	245	(59)	186	292	(65)	227
Non-controlling interest (h)	48	(2)	46	136	(3)	133

Earnings from continuing operations	473	(41)	432	355	(24)	331
Discontinued operations (i)	-	-	-	(45)	198	153

Net earnings before cumulative effect of
change in accounting policy	473	(41)	432	310	174	484
Cumulative effect of change
in accounting policy (m)	-	-	-	-	(7,268)	(7,268)

Net earnings (loss)	473	(41)	432	310	(7,094)	(6,784)
Dividends on preferred shares	(15)	-	(15)	(13)	-	(13)

Net earnings (loss) applicable to common shares	458	(41)	417	297	(7,094)	(6,797)

Other comprehensive earnings (loss) items
Change in currency translation adjustment			(28)			(15)
Change in unrealized gain or loss on investments (j)			3			(52)

Comprehensive earnings (loss)			392			(6,864)

Net earnings (loss) per common share - basic
Continuing operations			0.45			0.39
Net earnings (loss)			0.45			(8.41)
Net earnings (loss) per common share - diluted
Continuing operations			0.45			0.39
Net earnings (loss)			0.45			(8.41)
Dividends per common share			0.30			0.30
Average number of common shares
outstanding (millions)			917.1			808.6

(1) Certain comparative figures have been reclassified to conform to the current year presentation (see Note a).

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE EARNINGS (LOSS)

	March 31	December 31
($ millions) (unaudited)	2003	2002

Currency translation adjustment	(18)	10
Unrealized gain (loss) on investments (j)	2	(1)
Additional minimum pension liability (d)	(81)	(81)

Accumulated Other Comprehensive loss	(97)	(72)

RECONCILIATION OF TOTAL SHAREHOLDERS’ EQUITY

($ millions) (unaudited)	March 31	December 31
	2003	2002

Canadian GAAP	12,994	12,615
Adjustments
Pre-operating expenses and subscriber acquisition costs (a) (b)	(71)	(78)
Employee future benefits (d)	(39)	17
Gain on disposal of investments and on reduction
of ownership in subsidiary companies (e)	163	163
Other	31	56
Tax effect of the above adjustments (g)	(68)	(99)
Non-controlling interest effect of the above adjustments (h)	82	80
Unrealized gain (loss) on investments (j)	2	(1)

United States GAAP	13,094	12,753

(a) Subscriber acquisition costs

As disclosed in Note 1 of our interim financial statements, we elected to change our accounting method as permitted by Canadian GAAP, and began expensing all subscriber acquisition costs as they are incurred.

As a result of this change in Canadian GAAP, the United States GAAP differences historically reported have been eliminated.

(b) Pre-operating expenses

Under Canadian GAAP, pre-operating expenses can be deferred and amortized if they meet certain criteria. Under United States GAAP, these costs are expensed as incurred.

(c) Investment tax credits

Under Canadian GAAP, investment tax credits are recorded as a reduction of the related expenditure. Under United States GAAP, they are recorded as a reduction of the income tax provision.

(d) Future benefits for employees

The accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses.

Additionally, Canadian GAAP requires recognition of a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. Recently the United States regulators have interpreted this to be a difference between Canadian and United States GAAP.

Under United States GAAP, an additional minimum liability is recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefits liability. An offsetting intangible asset is recorded equal to the unrecognized prior service costs, with any difference recorded as a reduction in accumulated other comprehensive income.

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

(e) Gains on investments

Under Canadian GAAP and United States GAAP, gains on investments are calculated in a similar manner. Differences in Canadian GAAP and United States GAAP, however, will cause the underlying carrying value of the investment to be different. This will cause the resulting gain to be different.

(f) Interest expense

Under Canadian GAAP, convertible debentures are split in two components, debt and equity. Over time, the debt component is increased to reach its original face value at maturity by recognizing an accretion expense as part of interest expense. Under United States GAAP, convertible debentures are recorded as long-term debt and no accretion expense is recognized.

(g) Income taxes

In addition, the income tax adjustment also reflects the impact on income taxes of the United States GAAP adjustments that we describe above. The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that:

  income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP only income tax rates of enacted tax law can be used under United States GAAP.

(h) Non-controlling interest

The non-controlling interest adjustment represents the impact on non-controlling interest of the United States GAAP adjustments that we describe above.

(i) Discontinued operations

Differences between Canadian GAAP and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.

(j) Change in unrealized gain (loss) on investments

Our portfolio investments would be classified as “available-for-sale” under United States
 GAAP and carried at fair value with any unrealized gains or losses included in other comprehensive earnings, net of tax.

(k) Accounting for stock-based compensation

In December 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which applies to fiscal years ending after December 15, 2002. It amends the transitional provisions of SFAS 123 for companies that choose to recognize stock-based compensation under the fair value-based method of SFAS 123, instead of choosing to continue following the intrinsic value method of APB 25.

In accordance with this standard, we adopted the fair value-based method of accounting on a prospective basis, effective January 1, 2002 and accordingly recorded operating expenses of $2 million in the first quarter of 2002, consistent with Canadian GAAP.

Under SFAS No. 123, however, we are required to make pro forma disclosures of net earnings and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the original date of adoption of SFAS 123. In the table below, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes pricing model.

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

For the three months ended March 31 (unaudited)	2003	2002

Net earnings (loss), as reported	432	(6,774)
Compensation cost included in net earnings	8	2
Total compensation cost	(14)	(12)

Pro forma net earnings (loss)	426	(6,784)
Pro forma net earnings (loss) per common share - basic	0.45	(8.41)
Pro forma net earnings (loss) per common share - diluted	0.45	(8.41)

Assumptions used in Black-Scholes option pricing model for BCE options granted:
Dividend yield	3.6%	3.2%
Expected volatility	30%	30%
Risk-free interest rate	4.1%	4.7%
Expected life (years)	4.5	4.5
Weighted average fair value of options granted ($)	6	8

(l) Accounting for derivative instruments and hedging activities (SFAS 133)

In accordance with SFAS 133, Accounting for Derivatives Instruments and Hedging Activities, all derivatives must be recorded on the balance sheet at fair value under United States GAAP. Additionally, certain economic hedging strategies such as the use of interest rate swaps to hedge preferred share dividends and the SCP hedging strategy no longer qualified for hedge accounting under United States GAAP.

The change in the fair value of derivative contracts no longer qualifying for hedge accounting under United States GAAP is reported in net earnings. This resulted in a pre-tax loss of $25 million in the first quarter of 2003 ($31 million in the first quarter of 2002).

(m) Impact of adopting new accounting standards

Goodwill and other intangible assets

As of June 30, 2002, in accordance with Financial Accounting Standard Board (FASB) Standard No. 142. Goodwill and Other Intangible Assets, we had allocated our existing goodwill and indefinite-life intangible assets to our reporting units and completed the assessment of the quantitative impact of the transitional impairment test measured as at January 1, 2002 on our financial statements.

In performing the transitional impairment test, we:

  estimated the fair value of our reporting units based on discounted future cash flows compared the fair values to those implied by public company trading multiples.

We determined a transitional impairment loss of $7,268 million in the second quarter of 2002. We recorded it as a cumulative effect of a change in accounting policy as of January 1, 2002, as required by the transitional provisions of Standard No. 142. Under Canadian GAAP, the transitional impairment loss is recorded as an adjustment to opening retained earnings. The impairment loss related to impaired goodwill of reporting units in Teleglobe ($6,604 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

(n) Recent changes to accounting standards

Costs Associated with Exit or Disposal Activities

The FASB recently issued new Standard No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Effective January 1, 2003, the standard requires costs relating to exits or disposal activities started after December 31, 2002 to be recorded at their fair values when a liability has been incurred. Under the previous guidance of Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring), certain exit costs were recorded when management committed to an exit plan. We do not expect that Standard No. 146 will have a significant effect on our financial position or results of operations.

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

Accounting for asset retirement obligations

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which applies to financial statements for fiscal years beginning after June 15, 2002. It covers how to recognize and remeasure obligations associated with the retirement of tangible long-lived assets. We applied SFAS 143 effective January 1, 2003 and determined that there was no impact on our results of operations and financial position.

Guarantees

In November 2002, the FASB issued Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires companies that act as guarantors to disclose more information in their financial statements about their obligations under certain guarantees. It defines a guarantee and also requires guarantors to recognize a liability for the fair value of their obligation when they enter into these guarantees.

The disclosure requirements of FIN No. 45 apply to financial statements issued after December 15, 2002. We have applied them to the presentation of our consolidated financial statements. The recognition requirements of FIN No. 45 apply to guarantees made or changed after December 31, 2002. The application of the standard did not have an effect on our results of operations and financial position in the first quarter of 2003.

Consolidation of variable interest entities

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation clarifies how to apply Accounting Research Bulletin No. 51, Consolidated Financial Statements to those entities defined as “Variable Interest Entities,” when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities.

FIN No. 46 applies immediately to all special purpose entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period beginning after June 15, 2003 for special purpose entities created before February 1, 2003.

We currently conduct certain transactions through special purpose entities and are assessing the structure of these transactions against the criteria set out in FIN No. 46.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Michael T. Boychuk
Michael T. Boychuk
Senior Vice-President and Corporate Treasurer

Date: April 30, 2003